Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 2Q20 RESULTS

Successful execution of debt refinancing and cost reduction measures to mitigate impact of Covid-19

Luxembourg, August 20, 2020— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three-month and six-month periods ended June 30, 2020. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 26.

Second Quarter 2020 Highlights

▪	Consolidated revenues of $81.7 million, down 80.2% YoY. Excluding the impact of IFRS rule IAS 29, revenues declined 78.9%, or $312.0 million, to $83.5 million, mainly due to a $170.5 million drop in Aeronautical revenues driven by the impact of the COVID-19 pandemic, and lower construction service revenue in Argentina reflecting lower capex in the period

▪	Key operating metrics decreased YoY impacted by Covid-19:

▪	97.8% in passenger traffic to 0.4 million
▪	56.5% in cargo volume to 45.5 thousand tons
▪	86.2% in aircraft movements to 28.5 thousand

▪	Operating Loss of $76.1 million compared to an operating gain of $76.5 million in 2Q19, primarily due to the impact of Covid-19 pandemic on revenues

▪	Adjusted EBITDA Loss of $33.0 million, compared to Adjusted EBITDA of $118.5 million in 2Q19

▪	Ex-IAS 29, Adjusted EBITDA was a loss of $33.2 million compared to $113.1 million in 2Q19

▪	On May 20, 2020 the Company’s Argentine subsidiary, Aeropuertos Argentina 2000, closed an offer to exchange its $400 million outstanding Senior Secured Notes due 2027, with a total of 86.73% of the original principal amount tendered for exchange.

▪	On May 26, 2020, CAAP’s Uruguayan subsidiary, ACI Airport Sudamérica S.A., closed an offer to exchange its outstanding $200 million Senior Secured Guaranteed Notes due 2032, with a total of 93.6% of the original principal amount tendered for exchange.

Subsequent Events

▪	On August 7, 2020, the Company’s Italian subsidiary announced a pool of financial institutions approved an 85 million Euro loan transaction, with a 6-year term and a 2-year grace period.
▪	On August 20, 2020, CAAP’s Argentine subsidiary successfully issued a $40 million local dollar-linked note with a 2-year maturity.
▪	During August 2020, the regulator in Italy granted a 2-year extension to all airport concessions in the country.

CEO Message

“This has been the toughest quarter in our history, and in the travel industry worldwide. Passenger traffic declined to unprecedented low levels, impacted by travel restrictions to contain the outbreak of Covid-19, together with the sharp drop in overall air travel. We have taken immediate action to mitigate the impact of this health crisis and are consistently executing against an extensive action plan aimed at ensuring the wellbeing of employees and passengers, protecting liquidity and strengthening our financial position,” noted Mr. Martín Eurnekian, CEO of Corporación América Airports.

Our swift cost reduction efforts allowed us to lower cash operating costs and expenses by 50% year-on-year this quarter1, surpassing our target. Importantly, through our cost reduction and cash preservation initiatives, we significantly reduced operating cash burn, reaching cash break-even levels in Argentina and Uruguay. We also successfully deferred a total of US$126 million principal and interest payments in connection with notes and loan facilities in Argentina and Uruguay, with very high investor participation. Subsequent to quarter-end we also secured a total of $40 million in new financings in Argentina and entered into an agreement with financial institutions to obtain an 85 million Euro loan in Italy. We are also progressing on our negotiations with regulatory bodies and governments to obtain government support in the context of this unparalleled crisis, and also keeping a medium-term view to request compensations of our concession agreements.

Over the past months we have been working to develop and establish customized protocols to ensure maximum health standards across the Company. We believe this is crucial in moving towards reactivating the travel industry, sustaining the continuity of operations and regaining consumer confidence to travel by air. Today, all of our airports have been adapted to meet these new requirements and limit the risk of infection. I want to thank the whole company for the effort they are making to navigate this challenging global environment and move ahead in rebuilding travel.

Looking ahead, we maintain a conservative outlook for the near-term. Visibility remains low with recovery subject to the wide-spread availability of medical treatments or vaccines, progressive lifting of government restrictions, sustained government assistance, regained consumer confidence to travel and overall improved economic conditions” concluded Mr. Eurnekian.

1Cash total operating costs and expenses excluding concession fees and construction service cost.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	0.4	20.0	-97.8%	-	0.4	20.0	-97.8%
Revenue	81.7	412.6	-80.2%	-1.8	83.5	395.5	-78.9%
Aeronautical Revenues	8.0	185.4	-95.7%	-0.2	8.2	178.7	-95.4%
Non-Aeronautical Revenues	73.7	227.2	-67.5%	-1.6	75.3	216.8	-65.3%
Revenue excluding construction service	51.6	312.6	-83.5%	-0.7	52.3	301.0	-82.6%
Operating (Loss) / Income	-76.1	76.5	-199.5%	-18.3	-57.8	87.7	-165.9%
Operating Margin	-93.1%	18.5%	-11,167 bps	-	-69.2%	0.22	-9,138 bps
Net (Loss) / Income Attributable to Owners of the Parent	-55.4	49.1	-212.9%	-2.8	-52.7	39.9	-232.0%
EPS (US$)	-0.35	0.31	-211.7%	-0.02	-0.33	0.25	-231.6%
Adjusted EBITDA	-33.0	118.5	-127.8%	0.3	-33.2	113.1	-129.4%
Adjusted EBITDA Margin	-40.3%	28.7%	-6,907 bps	-	-39.8%	28.6%	-6,839 bps
Adjusted EBITDA Margin excluding Construction Service	-64.5%	37.7%	-10,222 bps	-	-64.1%	37.4%	-10,152 bps
Net Debt to LTM EBITDA	5.27x	2.12x	31,528

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	17.6	40.6	-56.7%	-	17.6	40.6	-56.7%
Revenue	378.9	798.8	-52.6%	-11.3	390.1	771.1	-49.4%
Aeronautical Revenues	159.8	382.7	-58.2%	-4.7	164.6	371.1	-55.7%
Non-Aeronautical Revenues	219.0	416.2	-47.4%	-6.5	225.6	400.0	-43.6%
Revenue excluding construction service	303.7	631.6	-51.9%	-7.8	311.5	612.1	-49.1%
Operating Income	-45.6	159.9	-128.5%	-42.3	-3.3	182.0	-101.8%
Operating Margin	-12.0%	20.0%	-3,205 bps	-	-0.8%	23.6%	-2,444 bps
Net (Loss) / Income Attributable to Owners of the Parent	-70.5	84.2	-183.8%	-6.2	-64.3	73.6	-187.4%
EPS (US$)	-0.44	0.53	-183.8%	-0.04	-0.40	0.46	-187.4%
Adjusted EBITDA	46.1	244.5	-81.2%	-2.3	48.4	235.0	-79.4%
Adjusted EBITDA Margin	12.2%	30.6%	-1,845 bps	-	12.4%	30.5%	-1,808 bps
Adjusted EBITDA Margin excluding Construction Service	14.9%	38.4%	-2,350 bps	-	15.2%	38.2%	-2,292 bps
Net Debt to LTM EBITDA	5.27x	2.12x	31,528	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	See Footnote 1 in previous table.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Update on Action Plan to Mitigate Impact of COVID-19

Governmental Flight Restrictions

The recent COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. During March 2020, several governments around the world, including Latin American governments, implemented drastic measures to contain the spread, including the closing of borders and prohibition of travel, domestic lockdowns and quarantine measures. While the governments and transportation authorities across the Company’s countries of operations also issued flight restrictions, the overall situation is volatile, as governments worldwide adjust travel bans based on the evolution of the sanitary situation.

•	Currently, in Argentina where borders remain closed and commercial operations have not yet resumed, CAAP is only operating cargo, repatriation and some special flights.

•	In Italy, commercial operations restarted the first week of June with restrictions for travelers coming from certain countries. Currently, 22 airlines are operating, serving 7 domestic and 18 international destinations.

•	Uruguay restarted air travel in the first week of July, with 3 airlines serving 2 international destinations as well as some special flights, although borders remain closed to non-resident foreigners, with certain exemptions.

•	In Brazil, all incoming foreigner travelers were banned from entering the country from March 30 to the end of July but commercial operations never stopped. Currently, 4 airlines are operating at Brasilia airport, serving 34 domestic destinations. Although operating at significant lower levels, passenger traffic showed slight increases since June.

•	In Armenia, while restrictions on the entry of foreigners were lifted, air travel is still banned with the exception of repatriation and special fights.

•	Commercial operations in Ecuador restarted during the first week of June, although certain requirements apply and activity remains subdued.

Impact of COVID-19 on CAAP’s Passenger Traffic and Cargo activity

The Company’s operations have been severely impacted by the introduction of the flight restrictions mentioned above as well as flight bans in many other countries worldwide. Total passenger traffic in April 2020 declined 98.3% year-on-year, showing a slight recovery in June and July, with declines of 96.9% and 92.9%, respectively. While commercial flights are operating in Italy, Brazil, Ecuador and Uruguay, Argentina and Armenia are still operating under a regime of repatriation and special flights. Cargo activity was also impacted, with cargo volume declining 56.2% year-on-year in April 2020 and 59.4% in May, although June and July showed a very slight improvement declining 53% year-on-year

Implementation of Mitigation Initiatives Focused on Preserving Financial Position

The crisis committee, composed of the Company’s CEO and operating CEOs of each subsidiary, continues to assess operations, with the goal of enhancing the sustainability of the Company’s business. CAAP continued to make progress on its action plan focused on:

•	Employees and passengers: The Company has further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. For essential staff working on premises, health gear was provided and additional sanitizing policies established. The Company has also established remote working when possible, and adjusted its safety policies to ensure a successful transition back to office premises for the countries where restrictions were lifted.

•	Cost controls and cash preservation measures: CAAP has made progress on lowering operating costs by:

o	Reducing personnel expenses in Brazil, Uruguay, Italy and Armenia, including lay-offs, salary reductions, placing operating employees on furlough and/or reduction of working hours. In Argentina, the Company received government assistance to cover a portion of salaries from April to July, representing a monthly relief of $1.0 million dollars. The government could eventually further extend this assistance.

o	Lowering maintenance and other operating expenses, through the revision of maintenance contracts across all countries of operations.

As a result of these combined measures, the Company achieved a 51% year-on-year reduction in cash operating costs and expenses in the quarter, beating its 43% reduction target. Note this excludes concession fees and construction costs.

The Company also continues to aggressively manage its working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program.

•	Negotiations with regulatory bodies and government support: The Company advanced on the renegotiation of concession fees with regulatory bodies In Brazil, last March the regulator approved the deferral to December 2020 of the variable and fixed concession fee payments that were due May and July, respectively. In Italy, last March the Company obtained regulatory approval to defer until January 2021 the semi-annual concession fee payment originally due July 2020 and in August, CAAP also obtained a government grant for a total of Eur. 20 million to be deployed over a two-year period. Negotiations with regulators are still ongoing in Ecuador and Uruguay in relation with the payment of the concession fee.

•	Re-equilibrium of the concession agreements: Concession contracts in Argentina, Armenia and Italy allow for guaranteed returns. In Italy, subsequent to quarter end, the regulator granted a 2-year extension to all airport concessions in the country. The concession contracts in Brazil and Ecuador have force majeure re-equilibrium clauses. In Brazil, the Company filed a formal request in connection with the economic re-equilibrium of the Brasilia and Natal concessions, while in Ecuador it had already filed a request to begin an economic re-equilibrium process of the Guayaquil concession. In Uruguay the Company has started the process to request an economic compensation to mitigate the impact of Covid-19 in the Montevideo concession. The amounts and mechanisms for compensation will be negotiated with authorities. CAAP is in the initial stages of these processes, which require going through administrative regulatory channels.

Financial position and liquidity: As cash preservation is a critical focus, the Company has taken the following measures:

•	As a result of renegotiations with debt holders and banks, last May the Company deferred or refinanced a total of $126 million dollars in principal and interest payments as follows:

o	In Argentina, the Company completed an exchange offer for its $400 million international notes due 2027, with 86.73% of the principal amount tendered for exchange, resulting in a deferral of a total of $60 million dollars in principal and interest payments originally due until February 2021. It also deferred a total of $36.6 million dollars in principal due 2020 in connection with its $120 million Credit Facility and a $10 million bilateral loan.

o	In Uruguay, the Company executed an exchange offer for its $200 million notes due 2032, and obtained 93.60% of the principal amount tendered for exchange. As a result, CAAP has the option to defer up to $20.5 million dollars in principal and interest payments originally due until June 2021. In addition, the Company deferred a total of $8.7 million in principal payments due 2020 under local notes.

•	Since April, cancelled all non-mandatory capital investments and deferred non-priority projects. In 2Q20, $32.9 million were invested in capital expenditures, which included a carry-over from the first quarter and certain mandatory capex.

•	Implemented a set of cost control measures to reduce operating expenses and negotiate payment terms with our suppliers to limit additional cash outflows.

•	Suspended dividends to third parties in the concessions in Italy and Ecuador for an amount of $17 million dollars. Moreover, CAAP currently does not pay corporate dividends and the Company does not have in place a share repurchase program either.

•	CAAP continues to work closely with the financial community to preserve the Company’s liquidity and financial flexibility in this challenging environment. Subsequent to quarter-end, the Company secured additional financing in Argentina through a $40 million dollar-linked local bond at a 0% interest rate with a 2-year maturity. CAAP also reached an agreement with a pool of financial institutions in Italy, to obtain an 85 million Euro bank loan, with a 6-year term and a 2-year grace period, guaranteed by the Italian public export credit insurance agency.

As a result of the strong cost reduction and cash preservation initiatives, CAAP managed to significantly reduce operating cash burn, reaching cash break-even levels in Argentina and Uruguay.

Restart of operations

As restrictions begin to be gradually lifted and activity resumes, the Company has implemented customized protocols across its airports to ensure maximum health and safety for passengers and employees. A dedicated team worked together with the aviation industry and regulators, to develop and establish customized protocols to ensure the maximum health standards across the Company’s airport network, which were also monitored approved by infectious diseases experts. In the airports where commercial operations resumed, these protocols were approved by the respective regulatory agencies and health authorities. These include sanitization and social distance measures, screening and biocontrol procedures for all passengers travelling through our airports, as well as leveraging digital solutions.

2Q20 Operating Performance

Passenger Traffic

Total passenger traffic declined 97.8% YoY to 0.4 million, primarily reflecting travel restrictions imposed by governments in CAAP’s key markets starting March 2020 together with a drop in overall demand, aimed at containing the spread of the COVID-19 pandemic and continuing throughout 2Q20, along with lower travel demand in the Company’s main markets. International traffic declined by 98.3% YoY, while domestic traffic dropped 97.5% YoY.

Traffic dynamics in Argentina were affected by the government´s ban on domestic and international travel introduced mid-March to contain the spread of the COVID-19 virus. Total passenger traffic decreased 99.2% YoY with declines of 98.4% in international passenger traffic, keeping minimum levels reflecting repatriation flights, and 99.5% in domestic passenger traffic.

In Italy, as per government regulations, Florence Airport temporarily halted its operations from March 14 to May 4, 2020. Passenger traffic declined 99.0% YoY, with traffic at Florence airport down 98.6% YoY and traffic at Pisa Airport down 99.3% YoY. However, both Florence and Pisa airports restarted commercial operations the first week of June, and are currently operating domestic and international flights by Air France, KLM, Ryanair and Vueling, among others.

In Brazil, total passenger traffic dropped 94.3% YoY, driven by YoY reductions of 92.1% and 99.7% in domestic and international passenger traffic, respectively, mainly impacted by the COVID-19 global crisis.

In Uruguay, passenger traffic declined 98.4% YoY mainly due to containment measures implemented in Mid-March by the government, restricting the entrance from certain countries, and later on, banning the entrance of foreigner or non-residents to the country.

In Armenia, where travel restrictions were imposed late March, total passenger traffic dropped 96.3% YoY, where restrictions banning the entrance of foreigner or non-residents remained in force in June.

In Ecuador, total passenger traffic declined 96.9% YoY. However, Commercial flights restarted in June with the opening of international routes to the US by American Airlines, Jet Blue and low-cost carrier Spirit, and domestic routes to Quito by LATAM and Avianca.

Domestic passenger traffic, which accounted for 63.3% of total traffic, declined 97.5% YoY principally driven by a drop of 99.5% passengers in Argentina. International passenger traffic, which represented 27.0% of total traffic, posted a 98.3% YoY decline in the period, with declines across all segments due to travel restrictions imposed by governments.

Cargo Volume

Cargo volume decreased 56.5% YoY in 2Q20, mainly due to declines of 52.3% in Argentina, 9.7% in Italy, 86.7% in Brazil, 73.6% in Ecuador and 51.5% in Armenia; partially offset by increases of 18.3% in Uruguay as a result of extraordinarily high soy seed exports in the month of April and May.

Aircraft Movements

Total aircraft movements declined 86.2% YoY in 2Q20, driven by decreases across all segments, due to travel restrictions: 88.7% in Argentina, 92.0% in Italy, 80.5% in Brazil, 84.2% in Uruguay, 78.5% in Ecuador, 85.2% in Armenia and 86.9% in Peru.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 29 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	2Q20	2Q19	% Var.
Domestic Passengers (in millions) (1)	0.3	11.2	-97.5%
International Passengers (in millions) (1)(2)	0.1	7.0	-98.3%
Transit Passengers (in millions) (1)(2)	0.0	1.9	-97.7%
Total Passengers (in millions)	0.4	20.0	-97.8%
Cargo Volume (in thousands of tons)	45.5	104.7	-56.5%
Total Aircraft Movements (in thousands)	28.5	206.9	-86.2%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q20	2Q19	% Var.	2Q20	2Q19	% Var.	2Q20	2Q19	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina(1)	0.1	10.1	-99.2%	26.1	54.8	-52.3%	12.0	106.0	-88.7%
Italy	0.0	2.4	-99.0%	3.1	3.4	-9.7%	1.8	22.4	-92.0%
Brazil (2)	0.2	4.3	-94.3%	3.2	23.9	-86.7%	7.3	37.6	-80.5%
Uruguay	0.0	0.5	-98.4%	8.1	6.8	18.3%	1.0	6.5	-84.2%
Ecuador (3)	0.0	1.1	-96.9%	2.6	9.8	-73.6%	4.4	20.3	-78.5%
Armenia	0.0	0.7	-96.3%	2.3	4.7	-51.5%	0.9	6.0	-85.2%
Peru (4)	0.0	0.9	-97.4%	0.1	1.2	-88.7%	1.0	7.9	-86.9%
TOTAL	0.4	20.0	-97.8%	45.5	104.7	-56.5%	28.5	206.9	-86.2%
1)	See Note 1 in Table " Operating & Financial Highlights”
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
4)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 26.

Revenues

Consolidated Revenues decreased 80.2% YoY, or $330.9 million, to $81.7 million in 2Q20, while consolidated revenues excluding the impact of IAS 29 dropped 78.9%, or $312.0 million, to $83.5 million. Excluding Construction Services, consolidated revenues would have declined 83.5% YoY to $51.6 million on an ‘As Reported’ basis, and 82.6% to $52.3 million when also excluding the impact of IAS 29. This was mainly driven by lower revenues ex-construction across most segments, reflecting the impacts of the COVID-19 pandemic and currency depreciation in Brazil, Argentina and Uruguay.

Revenues in Argentina declined 78.1% YoY, or $189.9 million, to $ 53.2 million excluding IAS29, reflecting the following declines: i) 96.3%, or $91.1 million, in Aeronautical revenues due to lower overall passenger traffic, ii) 76.6%, or $66.3 million, in Construction Services revenues as a result of lower capex in the period, and iii) 52.5%, or $32.6 million, in Commercial revenues reflecting decreases of 26.0%, or $8.5 million, in cargo revenues, $16.0 million in passenger-related services, including Duty free, Parking, VIP Lounges and F&B revenues, resulting from the decline in passenger traffic, as well as 67.3%, or $2.4 million, in revenues from rental of spaces related to discounts granted to airlines. Revenues were further impacted by the Argentine peso depreciation on the share of local currency denominated revenues.

Revenues in Italy declined 88.6% YoY, or $34.6 million, to $4.5 million, primarily reflecting decreases of 94.4%, or $25.1 million, in Aeronautical revenues in line with lower passenger traffic, and 85.4%, or $8.5 million, in Commercial revenues due to a reduction in passenger-related services, mainly Parking, F&B and VIP Lounge.

In Brazil, revenues declined 78.9%, or $22.4 million, to $6.0 million, mainly driven by the following reductions: i) 94.0% in Aeronautical revenues following lower passenger traffic, ii) 66.6% drop in Commercial revenues, as a result of lower passenger-related revenues coupled with 37.3% depreciation of the Real against the US Dollar. In local currency, total revenues dropped 67.9%, mainly driven by lower passenger traffic, and declines in F&B, VIP Lounges and Retail Stores revenues, together with certain discounts granted to tenants due to lower activity.

Revenues in Uruguay declined 62.5%, or $16.9 million, to $10.2 million, mainly driven by the following declines: i) 96.7%, or $14.1 million, in Aeronautical revenues due to lower passenger traffic in the period, ii) 57.9%, or $7.1 million, in Commercial revenues mainly reflecting a drop in Duty Free shops and VIP lounges revenues. This was partially offset by an increase of $4.4 million in Construction service revenue, reflecting higher capex in the quarter due to the mandatory works resulting from the extension of the Punta del Este Airport Concession.

In Armenia, revenues fell 92.3% YoY, or $30.2 million, to $2.5 million, driven by a 90.4% YoY, or $14.7 million, contraction in Commercial revenues, coupled with a 94.5%, or $11.6 million, decline in Aeronautical revenues reflecting lower passenger traffic. Revenues in Ecuador decreased 71.1% YoY, or $17.7 million, to $7.2 million, as a result of a 93.1%, or $16.5 million, decline in Aeronautical revenues and a 77.6%, or $4.5 million, drop in Commercial revenues, partially offset by a 244.7%, or $3.3 million, increase in Construction Service revenues reflecting higher capex over the period.

Revenues by Segment (in US$ million)

Country	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Argentina	51.4	260.2	-80.2%	-1.8	53.2	243.1	-78.1%
Italy	4.5	39.1	-88.6%	-	4.5	39.1	-88.6%
Brazil	6.0	28.4	-78.9%	-	6.0	28.4	-78.9%
Uruguay	10.2	27.1	-62.5%	-	10.2	27.1	-62.5%
Armenia	2.5	32.7	-92.3%	-	2.5	32.7	-92.3%
Ecuador (1)	7.2	24.9	-71.1%	-	7.2	24.9	-71.1%
Unallocated	0.0	0.2	-97.0%	-	0.0	0.2	-97.0%
Total consolidated revenue (2)	81.7	412.6	-80.2%	-1.8	83.5	395.5	-78.9%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues declined 80.8% YoY in Argentina, 91.9% in Italy, 76.6% in Brazil, 79.1% in Uruguay, 92.1% in Armenia and 89.3% in Ecuador.

Revenue Breakdown (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	2Q20 ex IAS 29	IAS 29 2Q20	2Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	8.0	185.4	-95.7%	-0.2	8.2	178.7	-95.4%
Non-aeronautical Revenue	73.7	227.2	-67.5%	-1.6	75.3	216.8	-65.3%
Commercial revenue	43.6	126.7	-65.6%	-0.5	44.1	121.9	-63.8%
Construction service revenue (1)	30.1	99.9	-69.9%	-1.1	31.2	94.4	-67.0%
Other revenue	0.1	0.5	-88.3%	-	0.1	0.5	-88.3%
Total Consolidated Revenue	81.7	412.6	-80.2%	-1.8	83.5	395.5	-78.9%
Total Revenue excluding Construction Service revenue (2)	51.6	312.6	-83.5%	-0.7	52.3	301.0	-82.6%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenue accounted for 9.8% of total revenues and declined 95.7% YoY to $8.0 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 95.4% YoY, or $170.5 million, as a result of the severe declines in passenger traffic from the COVID-19 crisis, across all operations. During the quarter, aeronautical revenue reported declines of 96.3%, or $91.1 million, in Argentina, 94.4%, or $25.1 million, in Italy, 93.1%, or $16.5 million, in Ecuador and 96.7%, or $ 14.1 million, in Uruguay. Moreover, Brazil and Armenia declined $12.0 million and $11.6 million, respectively.

Non-Aeronautical revenues accounted for 90.2% of total revenues, and declined 67.5% YoY, or $153.5 million, to $73.7 million. Had IAS 29 not been applied, Non-aeronautical revenues would have dropped 65.3% YoY, or $141.5 million, to $75.3 million, mainly driven by:

▪	A 67.0% YoY, or $63.2 million, decline in Construction Service revenue, to $31.2 million, reflecting construction revenues of $20.2 million in Argentina, as well as $4.7 million, $4.6 million and $1.5 million, in Ecuador, Uruguay, and Italy, respectively.

▪	A 63.8% YoY, or $77.8 million, decline in Commercial Revenues, to $44.1 million, as a result of lower cargo volume and a reduction in passenger traffic in the period across all countries of operations, mainly attributed to the following declines: (i) 52.5%, or $32.6 million, in Argentina as a result of lower cargo imports, lower passenger-related services, including Duty free, Parking, VIP Lounges and F&B revenues, coupled with the impact of the Argentine peso depreciation on the share of local currency denominated revenues, (ii) 90.4%, or $14.7 million, in Armenia due to a 92.3% decline in fuel revenues, and to a lesser extent, a drop in Duty Free revenues and VIP lounge revenues, (iii) 66.6%, or $10.4 million, in Brazil due to lower passenger traffic coupled with a 37.3% average depreciation of the Real against the US Dollar in the period. Moreover, Commercial revenues declined 85.4%, or $8.5 million, in Italy, 57.9%, or $7.1 million, in Uruguay, and 77.6%, or $4.5 million, in Ecuador, all due to lower passenger traffic.

Excluding Construction Service revenue, Non-aeronautical revenues would have declined 65.7% YoY to $43.6 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service revenue would have declined 63.9% YoY, or $78.2 million, to $44.2 million.

Operating Costs and Expenses

During 2Q20, Operating Costs and Expenses decreased 53.3% YoY, or $181.5 million, to $158.9 million. Had IAS 29 not been applied, Operating Costs and Expenses would have declined 54.3% YoY, or $169.3 million, to $142.5 million, mainly reflecting a decrease in Construction Service costs from lower capital expenditures, a decline in concession fees in line with revenues and lower salaries and social security contributions reflecting currency depreciation in Argentina, Brazil and Uruguay.

Cost of Services fell 55.3% YoY, or $167.6 million, to $135.5 million. Excluding IAS29, Cost of services would have declined 56.8% YoY, or $156.8 million, to $119.1 million, mainly reflection the following declines:

▪	A $62.9 million, in Construction Service costs, primarily due to a 76.6% drop, or $66.3 million, in Argentina, $3.8 million in Armenia and $0.6 million in Italy, reflecting lower capex in the period. This was partially offset by increases of $4.4 million in Uruguay and $3.3 million in Ecuador,

▪	A 74.4%, or $29.3 million, in Concession fees, mainly reflecting declines of $18.2 million in Argentina, $8.1 in Ecuador and $1.8 million in Uruguay, all in line with lower revenues, and a reduction of $1.2 million in Brazil, related to the passenger curve used to calculate the amortization of intangible asset,

▪	A 45.6%, or $22.5 million, in Salaries and social security contributions, driven by (i) a 37.2%, or $8.3 million, decline in Argentina benefitting from government’s assistance in an amount of $3.4M, together with a reduction in salaries and a furlough scheme under which no social contributions are required to be paid., (ii) a 65.0%, or $8.2 million, reduction in Italy, as a result of the furlough scheme for some employees, (iii) a 56.6%, or $2.9 million, decline in Uruguay driven by furloughs in the workforce, together with currency depreciation, and (iv) a 46.7%, or $2.8 million, decline in Brazil driven by lay-offs, salary reductions, furloughs and reduction of working hours, coupled with the depreciation of the Brazilian real.

▪	A 54.4%, or $16.7 million, in Maintenance expenses, as a result of reductions of 55.2%, or $12.6 million, in Argentina, 68.2%, or $1.9 million in Uruguay and a 60.1%, or $1.1 million, in Brazil, resulting from the renegotiation with suppliers to reduce the scope of the certain services, including cleaning, security, maintenance of equipment and others, as part of the set of measures implemented to mitigate the impact of the pandemic.

▪	A 58.6%, or $9.9 million decline in Services and Fees, mainly reflecting decreases of 70.7%, or $3.9 million, in Italy, 66.5%, or $3.5 million, in Argentina, and 54.3%, or $2.0 million, in Brazil, attributed to suspension of certain services, renegotiation of scope and fees with suppliers, coupled with lower utilities consumption across the operations.

Excluding Construction Service cost, Cost of Services would have declined 48.1% YoY, or $98.1 million, to $105.7 million. When also excluding the impact of IAS29, Cost of services would have declined 51.6%, or $93.9 million, to $88.2 million. Excluding the $2.2 million one-time benefit in Italy from the positive outcome of a claim against the Ministry of Transport regarding the Fire Brigade Protection Fund dispute in 2Q19, Cost of Services would have declined 48.7%, or $100.3 million, on an “As Reported” basis, and 52.1%, or $96.1 million, when also excluding the impact of IAS29.

Selling, General and Administrative Expenses (“SG&A”) declined 38.3% YoY, or $14.2 million, to $23.0 million in 2Q20 on an ‘As reported’ basis, and 35.9%, or $12.9 million, to $22.9 million when excluding the impact of IAS 29, reflecting the following declines:

▪  64.9%, or $ 6.6 million, in Taxes, mainly reflecting a $7.0 million reduction in sales taxes in Argentina driven by lower revenues,

▪  36.4%, or $3.2 million, in Services and Fees reflecting lower professional fees in Ecuador, lower management services in Armenia, as well as a drop in utilities costs in Italy,

▪  46.2%, or $3.1 million, in Salaries and Social Security Contributions, primarily driven by: i) a 135.9%, or $1.7 million, in Ecuador due to a reversal on employee participation, ii) a 37.4%, or $0.7 million, decline in Brazil mainly driven by a reduction on the workforce and temporary suspensions, iii) a 69.2%, or $0.5 million, contraction in Uruguay due to the Uruguayan Peso depreciation and reduction of salaries in the period, and

▪  94.1%, or $1.6 million, in general Expenses, mainly from a $1.3 million reduction in Argentina, in travel-related and office expenses and, to a lesser degree, a reduction in passenger related charges.

This was partially offset by a $3.9 million increase in Bad Debt Charges mainly related to the entrance into Chapter 11 of one of the leading airlines in Latin America as a result of the COVID-19 pandemic. Charges of $1.7 million, $1.4 million and $0.8 million were recorded in Argentina, Brazil and Ecuador, respectively.

Excluding Construction Service costs, Total Operating Costs and Expenses declined by 46.4%, or $111.9 million, to $129.1 million. Had IAS 29 not been applied, Operating Costs and Expenses Ex-IFRIC12 would have declined 48.8% YoY, or $106.4 million, to $111.6 million, and 49.3% YoY, or $108.7 million YoY when excluding the $2.2 million one-time benefit in Italy in 2Q19.

Costs and Expenses (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	135.5	303.1	-55.3%	16.5	119.1	275.9	-56.8%
Salaries and social security contributions	26.5	51.0	-48.1%	-0.3	26.8	49.3	-45.6%
Concession fees	9.9	41.0	-75.8%	-0.1	10.0	39.3	-74.4%
Construction service cost	29.8	99.3	-70.0%	-1.1	30.9	93.8	-67.1%
Maintenance expenses	13.8	33.0	-58.2%	-0.2	14.1	30.8	-54.4%
Amortization and depreciation	44.3	39.8	11.2%	18.3	25.9	23.7	9.5%
Other	11.3	38.9	-70.7%	-0.1	11.4	39.0	-70.8%
Cost of Services Excluding Construction Service cost	105.7	203.7	-48.1%	17.5	88.2	182.1	-51.6%
Selling, general and administrative expenses	23.0	37.2	-38.3%	0.0	22.9	35.8	-35.9%
Other expenses	0.4	0.1	340.3%	0.0	0.4	0.1	343.5%
Total Costs and Expenses	158.9	340.4	-53.3%	16.5	142.5	311.8	-54.3%
Total Costs and Expenses Excluding Construction Service cost	129.1	241.0	-46.4%	17.5	111.6	218.0	-48.8%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA declined by $151.5 million, reaching an Adjusted EBITDA loss of $33.0 million, with Adjusted EBITDA margin contracting to negative 40.3% from 28.7% in 2Q19. Excluding Construction service margin, Adjusted EBITDA margin ex-IFRIC contracted to negative 64.5%, from 37.7% in 2Q19.

Excluding both the impact from IAS 29 and construction service, Adjusted EBITDA was a loss of $33.6 million, representing a YoY decline of $146.1 million, and Adjusted EBITDA margin would have contracted to negative 64.1%, from 37.4% in 2Q19, mainly reflecting the decline in operations across all CAAP’s segments, due to the impact of the COVID-19 pandemic.

Excluding also the above mentioned $2.2 million one-time benefit in Italy in 2Q19, Adjusted EBITDA would have been a loss of $33.6 million, declining YoY by $ 143.8 million and Adjusted EBITDA margin would have contracted to negative 64.1% from 36.6% in 2Q19.

Adjusted EBITDA by Segment (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Argentina	-5.5	72.3	-107.6%	0.3	-5.8	67.0	-108.6%
Italy	-5.8	13.9	-142.0%	-	-5.8	13.9	-142.0%
Brazil	-8.8	3.0	-392.8%	-	-8.8	3.0	-392.8%
Uruguay	0.1	12.1	-99.4%	-	0.1	12.1	-99.4%
Armenia	-3.0	12.1	-124.9%	-	-3.0	12.1	-124.9%
Ecuador	-3.3	6.5	-151.3%	-	-3.3	6.5	-151.3%
Unallocated	-3.1	-1.2	158.9%	-	-3.1	-1.2	158.9%
Perú	-3.5	-0.4	765.8%	-	-3.5	-0.4	765.8%
Total segment EBITDA	-33.0	118.5	-127.8%	0.3	-33.2	113.1	-129.4%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-75.8	55.4	-236.8%	-2.8	-73.0	46.1	-258.3%
Financial Income	-8.7	-11.8	-26.3%	0.3	-9.0	-10.8	-16.8%
Financial Loss	3.2	7.2	-55.6%	3.2	0.0	0.4	-104.1%
Inflation adjustment	48.4	12.3	293.6%	-25.3	73.7	39.4	87.1%
Income Tax Expense	-46.7	13.1	-456.1%	6.3	-53.0	12.1	-537.8%
Amortization and Depreciation	46.6	42.3	10.0%	18.6	28.0	25.8	8.5%
Adjusted EBITDA	-33.0	118.5	-127.8%	0.3	-33.2	113.1	-129.4%
Adjusted EBITDA Margin	-40.3%	28.7%	-6,907 bps	-	-39.8%	28.6%	-6,839 bps
Adjusted EBITDA excluding Construction Service	-33.3	117.8	-128.3%	0.3	-33.6	112.5	-129.8%
Adjusted EBITDA Margin excluding Construction Service	-64.5%	37.7%	-10,222 bps	-	-64.1%	37.4%	-10,152 bps

Financial Income and Loss

CAAP reported a Net financial loss of $42.9 million in 2Q20 compared to a loss of $7.7 million in 2Q19. Had IAS 29 not been applied, Net financial loss would have declined increased $35.7 million, to a $64.7 million loss, mainly reflecting lower higher net foreign exchange loss in Argentina in connection with its assets and liabilities, as a result of the depreciation of the peso against the US dollar, partially offset by lower losses from changes in liability for concessions in the period due to lower inflation rates. Interest expenses declined 23.3% YoY.

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Financial Income	8.7	11.8	-26.3%	-0.3	9.0	10.8	-16.8%
Interest income	7.0	10.4	-32.3%	-0.1	7.1	9.8	-27.3%
Foreign exchange income	0.5	0.4	35.1%	-0.2	0.7	0.9	-17.4%
Other	1.1	1.0	11.3%	0.0	1.1	1.0	11.3%
Inflation adjustment	-3.2	-7.2	-55.6%	-3.2	0.0	-0.4	-104.1%
Inflation adjustment	-3.2	-7.2	-55.6%	-3.2	0.0	-0.4	-104.1%
Financial Loss	-48.4	-12.3	293.6%	25.3	-73.7	-39.4	87.1%
Interest Expenses	-17.0	-23.0	-26.0%	0.2	-17.2	-22.4	-23.3%
Foreign exchange transaction expenses	-18.4	32.0	-157.5%	25.1	-43.5	3.4	-1,380.6%
Changes in liability for concessions	-7.6	-20.1	-62.0%	-	-7.6	-20.1	-62.0%
Other expenses	-5.4	-1.1	386.4%	0	-5.4	-1.1	387.0%
Financial Loss, Net	-42.9	-7.7	457.3%	21.8	-64.7	-29.0	123.2%

See “Use of Non-IFRS Financial Measures” on page 26.

Income Tax Expense

During 2Q20, the Company reported tax gains of $46.7 million. Had IAS 29 not been applied, the Company would have reported tax gains of $53.0 million, mainly due tax credits of $47.7 million in Argentina, $2.5 million in Italy, and $0.8 million in Armenia.

Net Income and Net Income Attributable to Owners of the Parent

During 2Q20, CAAP reported a Net Loss of $55.4 million compared to a Net Gain of $49.1 million in 2Q19 mainly impacted by the $152.6 million YoY decline in Operating Income, partially offset by tax gains of $46.7 million.

During 2Q20, the Company reported a Net Loss Attributable to Owners of the Parent of $55.4 million and a loss per common share of $0.35, compared with a Net Gain Attributable to Owners of the Parent of $49.1 million in 2Q19 equivalent to a gain per common share of $0.31 for the same period last year.

Consolidated Financial Position

As of June 30, 2020, cash and cash equivalents amounted to $180.2 million, a 5.0% increase from $172.5 million as of March 31, 2020, mainly due to the settlement of a portion of other financial assets during the quarter, which proceeds are now included in cash and cash equivalents.

Total liquidity position at June 30, 2020, which included cash and cash equivalents as well as other financial assets, was $230.4, down $40.8 million from a total of $271.0 at March 31, 2020, mainly reflecting the payment of debt service during the quarter, coupled with the payment of premium and expenses related to the Exchange offers in Argentina and Uruguay

Total Debt at the close of the quarter declined 1.8%, or $20.5 million, to $1,140.7 million, from $1,160.1 million as of March 31, 2020. An amount of $745.1 million, or 65.3% of total debt is denominated in U.S. dollars, while $221.0 million, or 19.4%, is denominated in Brazilian reals, $173.5 million, or 15.2%, is in Euros and $1.0 million, or 0.1% in denominated in Armenian Drams.

The Net Debt to LTM EBITDA ratio stood at 5.27x as of June 2020, compared with Net Debt to EBITDA of 2.87x as of March 2020, reflecting the decline in LTM Adjusted EBITDA. Debt maintenance covenants under debt held in Argentina and Uruguay were renegotiated until November 2021.

Consolidated Debt Indicators (in US$ million)

	As of June 30, 2020	As of Mar 31, 2020
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	6.26x	3.37x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	5.27x	2.87x
Total Debt	1,140.7	1,161.1
Short-Term Debt	266.5	218.9
Long-Term Debt	874.1	942.2
Cash & Cash Equivalents	180.2	172.5
Total Net Debt[3]	960.4	988.6

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Total Debt by Segment (in US$ million)
	As of June 30, 2020	As of Mar 31, 2020
Argentina	483.1	489.3
Italy (1)	140.7	140.8
Brazil (2)	221.0	229.7
Uruguay	213.2	208.6
Armenia	65.4	74.5
Ecuador	17.2	18.1
Total	1,140.7	1,161.1

1 Of which approximately $75.0 million remain at Toscana Aeroporti level.

2 Of which approximately $205.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	313.7	252.3	436.8	539.0	1,541.8

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of June 30, 2020:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	59.6	142.6	197.1	106.8	506.1
	Interest	USD	30.3	35.6	42.7	7.4	115.9
Italy	Principal	EUR	118.5	5.6	10.0	8.0	142.1
	Interest	EUR	1.1	0.2	0.4	0.1	1.9
Brazil	Principal	R$	10.5	10.6	35.8	158.9	215.9
	Interest	R$	12.9	17.0	45.3	66.1	141.2
Uruguay	Principal	USD	7.9	20.0	57.4	150.2	235.5
	Interest	USD	2.5	15.3	37.4	41.4	96.6
Armenia	Principal	USD	31.9	-	-	-	31.9
	Principal	DRAM	0.5	0.6	-	-	1.0
	Principal	EUR	33.0	-	-	-	33.0
Ecuador	Principal	USD	3.8	3.8	9.5	-	17.1
	Interest	USD	1.4	1.0	1.1	-	3.5
Total			313.7	252.3	436.8	539.0	1,541.8

The table above reflects the reclassification to current liabilities of $42.4 million outstanding principal in Armenia and $62.6 million outstanding principal in Italy, reflecting that covenants under the agreements at both countries were not met as of June 30, 2020. Subsequent to quarter-end, the Company obtained waivers for coverage ratio covenants under the loan agreement at its Armenian subsidiary, and advanced negotiations with bondholders in Italy to waive its leverage ratio. The following table reflects the reclassification of the above mentioned amounts according to the original schedules, as a result of the waiver of covenants, and the deferral of a $10 million loan with Banco Macro in Argentina, originally due in July 2020, which subsequent to quarter-end was rescheduled to July 2021:

Pro-forma Maturity of borrowings - Breakdown by segment (in USD) as of June 30, 2020:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	49.6	152.6	197.1	106.8	506.1
	Interest	USD	31.0	35.8	42.7	7.4	117.0
Italy	Principal	EUR	51.3	5.6	77.2	8.0	142.1
	Interest	EUR	3.4	3.3	8.1	0.1	14.9
Brazil	Principal	R$	10.5	10.6	35.8	158.9	215.9
	Interest	R$	12.9	17.0	45.3	66.1	141.2
Uruguay	Principal	USD	7.9	20.0	57.4	150.2	235.5
	Interest	USD	2.5	15.3	37.4	41.4	96.6
Armenia	Principal	USD	11.2	13.3	7.4	-	31.9
	Interest	USD	2.6	1.5	0.3	-	4.5
	Principal	DRAM	0.5	0.6	-	-	1.0
	Principal	EUR	11.6	13.8	7.6	-	32.9
	Interest	EUR	2.1	1.2	0.3	-	3.6
Ecuador	Principal	USD	3.8	3.8	9.5	-	17.1
	Interest	USD	1.4	1.0	1.1	-	3.5
Total			202.2	295.5	527.2	539.0	1,563.9

In addition, subsequent to quarter end, CAAP’s Argentine subsidiary, Aeropuertos Argentina 2000, issued a $40 million local note with a 2-year maturity, and CAAP’s Italian subsidiary, Toscana Aeroporti, entered into an agreement to obtain a 85 million Euro bank loan, with a 6-years maturity and a 2-year grace period, which is guaranteed by the Government These financings is not reflected in the table above.

Cash by Segment (in US$ million)
	As of June 30, 2020	As of Mar 31, 2020
Argentina	36.5	36.3
Italy (1)	24.1	38.5
Brazil (2)	10.7	10.7
Uruguay	19.6	28.7
Armenia	20.5	35.3
Ecuador	7.9	13.8
Intermediate holding Companies	60.9	9.2
Total	180.2	172.5

1 Of which approximately $17.8 million remain at Toscana Aeroporti level.

2 Of which approximately $10.2 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 2Q20, CAAP made capital expenditures of $33.8 million on an ‘As reported’ basis, or $32.9 million when excluding IAS 29, a 69.4% YoY decline from $107.4 million ex-IAS in 2Q19, mainly reflecting lower capex in Argentina, Italy, and Armenia. The most significant investments in 2Q20 include:

▪	$20.2 million, in Argentina primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill for the construction of a new car parking facility on Costanera Avenue at Aeroparque Airport, as well as various capex programs across other airports of the concession.

▪	$5.0 million in Uruguay, mainly in relation with a new capex plan resulting from the extension of the Punta del Este concession agreement,

▪	$4.9 million in Ecuador, primarily due to the refurbishment of the runway, taxiways and related works, stemming from the capex program resulting from extension of the Guayaquil concession agreement last year, and

▪	$1.6 million in Italy, primarily on Master plan development in Florence Airport and preliminary works related to the expansion at Pisa airport, together with upgrades to baggage handling systems at both airports.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting on 2Q20 under the column ‘IAS 29’, while the columns “2Q20 ex IAS 29” and “2Q19 ex IAS 29” presents results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for 98.6%, 99.6% and 91.6% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 2Q20.

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	0.0	6.6	-99.5%	-	0.0	6.6	-99.5%
International Passengers (in millions) (1)	0.1	3.2	-98.4%	-	0.1	3.2	-98.4%
Transit Passengers (in millions) (1)	0.0	0.3	-98.9%	-	0.0	0.3	-98.9%
Total Passengers (in millions) (1)	0.1	10.1	-99.2%	-	0.1	10.1	-99.2%
Cargo Volume (in thousands of tons)	26.1	54.8	-52.3%	-	26.1	54.8	-52.3%
Total Aircraft Movements (in thousands)	12.0	106.0	-88.7%	-	12.0	106.0	-88.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	3.3	101.3	-96.7%	-0.2	3.5	94.6	-96.3%
Non-aeronautical revenue	48.1	158.9	-69.8%	-1.6	49.7	148.5	-66.6%
Commercial revenue	28.9	66.8	-56.7%	-0.5	29.4	62.0	-52.5%
Construction service revenue	19.2	92.1	-79.2%	-1.1	20.2	86.5	-76.6%
Total Revenue	51.4	260.2	-80.2%	-1.8	53.2	243.1	-78.1%
Total Revenue Excluding IFRIC12(2)	32.2	168.1	-80.8%	-0.7	33.0	156.5	-78.9%
Cost of Services	80.6	200.6	-59.8%	16.5	64.2	173.5	-63.0%
Selling, general and administrative expenses	7.3	16.2	-55.1%	0.0	7.3	14.9	-51.3%
Other expenses	0.0	0.4	-100.0%	0.0	0.0	0.3	-99.0%
Total Costs and Expenses	87.9	217.2	-59.5%	16.5	71.4	188.7	-62.1%
Total Costs and Expenses Excluding IFRIC12(3)	68.8	125.2	-45.1%	17.5	51.2	102.2	-49.9%
Adjusted Segment EBITDA	-5.5	72.3	-107.6%	0.3	-5.8	67.0	-108.6%
Adjusted Segment EBITDA Mg	-10.7%	27.8%	-3,852 bps	-	-10.9%	27.5%	-3,836 bps
Adjusted EBITDA Margin excluding IFRIC 12(4)	-17.2%	43.0%	-6,018 bps	-	-17.6%	42.7%	-6,029 bps
Capex	21.1	92.3	-77.2%	0.9	20.2	86.8	-76.8%
1)	See Note 1 & 2 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	5.7	13.5	-57.6%	-	5.7	13.5	-57.6%
International Passengers (in millions) (1)	2.9	7.0	-58.0%	-	2.9	7.0	-58.0%
Transit Passengers (in millions) (1)	0.3	0.7	-55.7%	-	0.3	0.7	-55.7%
Total Passengers (in millions) (1)	9.0	21.2	-57.7%	-	9.0	21.2	-57.7%
Cargo Volume (in thousands of tons)	71.7	110.8	-35.3%	-	71.7	110.8	-35.3%
Total Aircraft Movements (in thousands)	105.8	221.9	-52.3%	-	105.8	221.9	-52.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	88.5	218.7	-59.6%	-4.7	93.2	207.1	-55.0%
Non-aeronautical revenue	134.4	287.4	-53.2%	-6.5	140.9	271.3	-48.0%
Commercial revenue	79.0	132.9	-40.6%	-3.1	82.1	125.0	-34.3%
Construction service revenue	55.4	154.5	-64.1%	-3.4	58.9	146.3	-59.8%
Total Revenue	222.9	506.1	-56.0%	-11.3	234.1	478.3	-51.0%
Total Revenue Excluding IFRIC12(2)	167.4	351.6	-52.4%	-7.8	175.2	332.1	-47.2%
Cost of Services	217.6	368.6	-41.0%	31.3	186.4	320.8	-41.9%
Selling, general and administrative expenses	21.6	35.5	-39.2%	-0.4	22.0	33.0	-33.4%
Other expenses	0.1	0.5	-71.2%	0.0	0.2	0.4	-62.1%
Total Costs and Expenses	239.4	404.5	-40.8%	30.9	208.5	354.2	-41.1%
Total Costs and Expenses Excluding IFRIC12(3)	184.0	250.1	-26.4%	34.3	149.7	208.1	-28.1%
Adjusted Segment EBITDA	50.1	159.9	-68.7%	-2.3	52.4	150.5	-65.2%
Adjusted Segment EBITDA Mg	22.5%	31.6%	-913 bps	-	22.4%	31.5%	-910 bps
Adjusted EBITDA Margin excluding IFRIC 12(4)	29.9%	45.5%	-1,564 bps	-	29.8%	45.3%	-1,547 bps
Capex	55.4	154.5	-64.1%	-3.4	58.9	146.3	-59.8%
5)	See Note 1 & 2 in Table "Operating & Financial Highlights”
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina declined 99.2% YoY in 2Q20, with domestic traffic and international traffic down 99.5% and 98.4% YoY, respectively, reflecting the impact of the COVID-19 crisis.

Revenues declined 80.2% YoY, or $208.8 million, to $51.4 million in 2Q20. Excluding the impact of IAS 29, revenues would have been $53.2 million, down 78.1% YoY, primarily reflecting lower Aeronautical revenues in line with passenger traffic, coupled with a decline in Construction service revenue due to lower capex as well as a drop in Commercial revenues, mainly due to the impact of the COVID-19 crisis and the FX translation effect on local currency revenues from the 53.7% YoY average Argentine peso depreciation.

•	Aeronautical revenue ex-IAS29 declined 96.3%, or $91.1 million, primarily reflecting the contraction in passenger traffic driven by the impact of the COVID-19 pandemic.

•	Commercial revenues ex-IAS29 fell 52.5%, or $32.6 million, driven by the following declines: (i) 26.0%, or $8.5 million in cargo revenues, reflecting the impact of the COVID-19 crisis, (ii) 99.1%, or $16.0 million in passenger-related services, including Duty free, Parking, VIP Lounges and F&B revenues, due to the decline in passenger traffic, and (iii) 67.3%, or $2.4 million, decline in revenues from rental of spaces, due to discounts granted to airlines in relation with hangar space, as well as charges to Aerolíneas Argentinas by $0.8 million that have not been recognized in the revenue line in accordance with IFRS 15. Revenues were further impacted by the Argentine peso depreciation on the share of local currency denominated revenues.

•	Construction Service revenue ex-IAS29 decreased $66.3 million to $20.2 million, as a result of lower capex in the period.

Excluding Construction service revenue and the impact of IAS29, total Argentina revenue in 2Q20 decreased 78.9% YoY, or $123.5 million, to $33.0 million.

Total Costs and Expenses declined 59.5%, or $129.3 million, to $87.9 million. Had IAS 29 not been adopted, total cost and expenses would have declined 62.1%, or $117.3 million, primarily due to a decrease of $66.3 million in Construction Service costs reflecting lower capex in the quarter, coupled lower Concession fees in line with revenues, and lower overall maintenance expenses.

Cost of services ex-IAS29 fell 63.0% YoY, or $109.3 million, to $64.2 million, primarily due to a drop of $66.3 million in Construction service costs, as a result of lower capex. Excluding construction service costs, Cost of services would have declined 49.5% YoY, or $43.0 million, driven mainly by the following declines: i) 78.9%, or $18.2 million, in Concession fees in line with lower revenues, ii) 55.2%, or $12.6 million, in Maintenance expenses due to a suspension of maintenance works and reduction in cleaning, security and other services, resulting from the renegotiation with suppliers, iii) and 37.2%, or $8.3 million, in Salaries and Social Security Contributions, benefitting from government’s assistance in an amount of $3.4M, together with a reduction in salaries and a furlough scheme under which no social contributions are required to be paid.

SG&A ex-IAS29 decreased by 51.3% YoY, or $7.6 million, to $7.3 million in 2Q20, mainly due to the following declines:

•	76.6%, or $7.0 million, in Taxes reflecting lower turnover taxes and banking transaction taxes, related to the decline in revenues, and

•	95.6%, or $1.3 million, in general expenses, in travel-related and office expenses and, to a lesser degree, a reduction in passenger related charges.

This was partially offset by an increase in bad debt in an amount of $1.4 million, in relation with higher past due receivables with airline companies.

Adjusted Segment EBITDA loss of $5.5 million in 2Q20, a YoY decline of $77.8 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 down to negative 17.2% from 43.0% in 2Q19. Had IAS 29 not been adopted, Adjusted Segment EBITDA would have declined by $72.8 million, with Adjusted EBITDA margin EX-IFRIC12 contracting to negative 17.6% in 2Q20 from 42.7% in 2Q19.

During 2Q20 CAAP made Capital expenditures of $21.1 million on an ‘As reported’ basis, or $20.2 million when excluding the impact of IAS29, primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill for the construction of a new car parking facility on Costanera Avenue at Aeroparque Airport, as well as various capex programs across other airports of the concession..

Italy

	2Q20	2Q19	% Var.	6M20	6M19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.5	-97.7%	0.3	0.9	-65.8%
International Passengers (in millions)	0.0	1.9	-99.4%	0.7	2.9	-74.9%
Transit Passengers (in millions)	0.0	0.0	-100.0%	0.0	0.0	-87.4%
Total Passengers (in millions)	0.0	2.4	-99.0%	1.0	3.8	-72.9%
Cargo Volume (in thousands of tons)	3.1	3.4	-9.7%	6.3	6.5	-3.1%
Total Aircraft Movements (in thousands)	1.8	22.4	-92.0%	13.1	36.6	-64.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	1.5	26.6	-94.4%	14.2	43.5	-67.4%
Non-aeronautical revenue	3.0	12.5	-76.3%	11.8	22.3	-47.2%
Commercial revenue	1.4	9.9	-85.4%	7.3	17.5	-58.3%
Construction service revenue	1.5	2.2	-33.9%	4.1	4.0	1.8%
Other revenue	0.1	0.4	-85.3%	0.4	0.9	-56.9%
Total Revenue	4.5	39.1	-88.6%	25.9	65.9	-60.6%
Total Revenue Excluding IFRIC12(1)	3.0	36.9	-91.9%	21.9	61.9	-64.7%
Cost of Services	10.6	24.9	-57.6%	33.1	49.1	-32.6%
Selling, general and administrative expenses	2.6	3.4	-24.3%	5.6	6.9	-19.4%
Other Expenses	0.1	0.0	-	0.2	0.0	-
Total Costs and Expenses	13.3	28.3	-53.1%	38.8	55.9	-30.5%
Total Costs and Expenses Excluding IFRIC12(2)	12.1	26.5	-54.3%	35.5	53.0	-33.0%
Adjusted Segment EBITDA	-5.8	13.9	-142.0%	-6.9	16.1	-143.0%
Adjusted Segment EBITDA Mg	-130.8%	35.6%	-16,644 bps	-26.7%	24.4%	-5,108 bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	-204.1%	36.5%	-24,060 bps	-35.1%	24.3%	-5,938 bps
Capex	1.6	4.7	-65.1%	4.6	7.7	-40.7%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy declined 99.0% YoY, with traffic at Florence and Pisa airports down 98.6% and 99.3% YoY, respectively. As per government regulations, Florence Airport temporarily halted its operations from March 14 to May 4. However, both Florence and Pisa airports restarted commercial operations the first week of June, and are currently operating domestic and international flights by Air France, KLM, Ryanair and Vueling, among others.

Revenues in 2Q20 declined 88.6% YoY, or $34.6 million, to 4.5 million. Excluding Construction service revenue, revenues declined 91.9% YoY, or $33.9 million, to $3.0 million, mainly driven by the sharp reduction in passenger traffic as a result of the pandemic.

•	Aeronautical revenue dropped 94.4%, or $25.1 million, in line with passenger traffic.

•	Commercial revenue decreased 85.4% YoY, or $8.5 million, mainly due to a reduction in passenger-related services, mainly Parking, F&B and VIP Lounge revenues.

•	Construction service revenue declined $0.7 million, to $1.5 million due to lower Capex in the quarter.

Cost of services declined 57.6% YoY, or $14.3 million. Excluding Construction Service cost, Cost of services decreased 59.3%, or $13.7 million, due to the following decreases: (i) 65.0%, or $8.2 million, in Salaries and social security contributions, as a result of the furlough scheme for some employees, and (ii) 68.3%, or $5.8 million, in operating expenses due to the reduction in scope of certain maintenance contracts, mainly in cleaning and security services, and institutional communication and advertising, as part of the set of measures implemented to mitigate the impact of the pandemic. Excluding the $2.2 million one-time benefit in 2Q19 from the positive outcome of a claim against the Ministry of Transport regarding the Fire Brigade Protection Fund dispute, Cost of services excluding Construction Service cost would have declined 62.9% YoY, or $15.9 million reaching $9.4 million.

SG&A declined 24.3% YoY, or $0.8 million, as a result of lower utilities costs as well as lower salaries.

Adjusted Segment EBITDA in Italy was a loss of $5.8 million, a $19.7 million YoY decline. Excluding Construction services, Adjusted Segment EBITDA margin ex-IFRIC12 contracted to negative 204.1% from 36.5% in 2Q19. When also excluding the one-time benefit described above, Adjusted Segment EBITDA would have declined $17.5 million, with Adjusted Segment EBITDA margin ex-IFRIC12 contracting to negative 204.1%

During 2Q20 CAAP made capital expenditures for $1.6 million in Italy, primarily on Master plan development in Florence Airport and preliminary works related to the expansion at Pisa airport, together with upgrades to baggage handling systems at both airports.

Brazil

	2Q20	2Q19	% Var.	6M20	6M19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.2	2.6	-92.1%	2.8	5.5	-48.8%
International Passengers (in millions) (1)	0.0	0.2	-99.7%	0.2	0.4	-48.5%
Transit Passengers (in millions) (1)	0.0	1.5	-97.6%	1.6	3.4	-52.6%
Total Passengers (in millions) (1)	0.2	4.3	-94.3%	4.6	9.3	-50.2%
Cargo Volume (in thousands of tons)	3.2	23.9	-86.7%	18.9	47.4	-60.2%
Total Aircraft Movements (in thousands)	7.3	37.6	-80.5%	44.0	78.4	-43.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	0.8	12.8	-94.0%	12.2	27.4	-55.3%
Non-aeronautical revenue	5.2	15.6	-66.6%	17.7	30.7	-42.4%
Commercial revenue	5.2	15.6	-66.6%	17.7	30.7	-42.4%
Total Revenue	6.0	28.4	-78.9%	29.9	58.1	-48.5%
Cost of Services	12.7	24.3	-47.8%	33.3	48.9	-31.9%
Selling, general and administrative expenses	4.3	4.4	-3.1%	8.3	9.3	-10.9%
Other expenses	0.0	-0.4	-98.5%	4.5	0.1	4,411.3%
Total Costs and Expenses	16.9	28.3	-40.2%	46.1	58.3	-20.9%
Adjusted Segment EBITDA	-8.8	3.0	-392.8%	-11.3	6.1	-285.6%
Adjusted Segment EBITDA Mg	-146.9%	10.7%	-15,759 bps	-37.8%	10.5%	-4,831 bps
Capex	0.3	0.8	-57.7%	2.2	2.1	6.7%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic in Brazil declined 94.3% YoY, driven by reductions of 92.1% in domestic passenger traffic and 99.7% in international passenger driven by the impact of COVID-19.

Revenues in 2Q20 declined 78.9% YoY, or $22.4 million, mainly as a result of lower aeronautical and commercial activities due to the decline in passenger traffic, and to a lesser extent, an average 37.3% depreciation of the Brazilian real against the US Dollar during the period.

•	Aeronautical revenue declined 94.0% YoY, or $12.0 million, driven by a decline in domestic passenger traffic and the suspension of international traffic since the end of 1Q20, coupled with the depreciation of the Brazilian Real. Measured in local currency, revenues fell 90.3%.

•	Commercial revenue declined 66.6%, or $10.4 million, also impacted by lower passenger traffic, and to a lesser extent, by the 37.3% average currency depreciation in the period. Commercial revenues in local currency decreased 49.5% mainly driven by declines in F&B, VIP Lounge and Retail Store revenues, due to lower passenger traffic and certain discounts granted to tenants due to lower activity, together with lower Rental of space revenues, as a result of the temporary closure of operations of certain clients.

Cost of services fell 47.8%, or $11.6 million, benefiting from actions taken to mitigate the impact of the COVID-19 virus, coupled with the depreciation of the Brazilian real. In local currency, cost of services dropped 24.8%, mainly driven by: (i) a reduction in salaries and social contributions due to lay-offs, salary reductions, furloughs and reduction of working hours, (ii) lower sales taxes due to the drop in revenues in the period, (iii) reduction in Maintenance expenses and Services and Fees mainly due to the renegotiation of contracts related to cleaning services, security and Aviation Security Protection, and (iv) lower utilities fees as a result of a decline in consumption. This was partially offset by higher Concession fees in relation with the passenger curve used to calculate the amortization of intangible asset.

SG&A declined 3.1%, or $0.1 million, to $4.3 million, benefiting from currency depreciation in the period. In local currency, however, SG&A increased 33.7%, as a result of a $2.6 million bad debts charge, in connection with the significant increase in accounts receivables from airlines revenues due to the COVID-19 pandemic. This was partially offset by lower legal fees in the quarter, together with a reduction in salaries and social contributions.

Adjusted Segment EBITDA in Brazil was negative by $8.8 million, a decline of $11.8 million, mainly from the decline in operations, resulting in a negative Adjusted Segment EBITDA margin of 146.9%, compared to 10.7% in the year-ago quarter.

Uruguay

	2Q20	2Q19	% Var.	6M20	6M19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-84.1%	0.0	0.0	-10.1%
International Passengers (in millions)	0.0	0.5	-98.5%	0.5	1.1	-53.2%
Transit Passengers (in millions)	0.0	0.0	-86.4%	0.0	0.0	-55.7%
Total Passengers (in millions)	0.0	0.5	-98.4%	0.5	1.1	-53.2%
Cargo Volume (in thousands of tons)	8.1	6.8	18.3%	14.4	12.9	11.3%
Total Aircraft Movements (in thousands)	1.0	6.5	-84.2%	8.7	15.9	-45.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	0.5	14.6	-96.7%	17.2	34.9	-50.8%
Non-aeronautical revenue	9.7	12.4	-21.9%	25.1	26.9	-6.8%
Commercial revenue	5.1	12.2	-57.9%	18.1	26.0	-30.3%
Construction service revenue	4.6	0.2	2,175.8%	6.9	0.8	764.9%
Total Revenue	10.2	27.1	-62.5%	42.2	61.8	-31.7%
Total Revenue Excluding IFRIC12(1)	5.6	26.9	-79.1%	35.3	60.9	-42.0%
Cost of Services	11.3	13.5	-16.2%	26.7	29.1	-8.3%
Selling, general and administrative expenses	1.9	3.8	-49.1%	6.1	7.6	-20.0%
Other expenses	0.0	0.1	-70.5%	0.0	0.1	-51.3%
Total Costs and Expenses	13.3	17.4	-23.7%	32.8	36.7	-10.6%
Total Costs and Expenses Excluding IFRIC12(2)	8.7	17.2	-49.2%	25.9	35.9	-27.9%
Adjusted Segment EBITDA	0.1	12.1	-99.4%	15.3	30.9	-50.6%
Adjusted Segment EBITDA Mg	0.7%	44.9%	-4,419 bps	36.1%	50.1%	-1,399 bps
Adjusted EBITDA Margin excluding IFRIC 12 (3)	1.3%	45.2%	-4,392 bps	43.2%	50.7%	-751 bps
Capex	5.0	5.3	-4.9%	9.2	6.2	48.6%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Uruguay declined 98.4% YoY mainly due to containment measures implemented in Mid-March by the government, restricting the entrance from certain countries, banning the entrance of foreigners or non-residents to the country.

Revenues in 2Q20 declined 62.5%, or $16.9 million, to $10.2 million. Excluding Construction service revenue, revenues declined 79.1% YoY, or $21.3 million, to $5.6 million, primarily reflecting lower passenger traffic in the quarter.

•	Aeronautical revenue declined 96.7% YoY, or $14.1 million, reflecting lower passenger fees revenues in line with the decline in passenger traffic from the impact of the COVID-19 pandemic.

•	Commercial revenue declined 57.9%, or $7.1 million, reflecting decreases of: i) 98.2%, or $2.7 million, in Duty Free revenues, related to lower passenger traffic, ii) 97.4%, or $1.1 million, in VIP Lounge revenues, and iii) 75.4%, or $0.9 million, in passenger-related services.

•	Construction service revenue increased $4.4 million, to $4.6 million reflecting higher capex in the period, mainly related to mandatory works in relation with the extension of concession rights at Punta del Este Airport.

Cost of services were down 16.2% YoY, or $2.2 million, to $11.3 million. Excluding Construction service cost, cost of services declined 49.1% YoY, or $6.5 million, reflecting the following cost reductions: (i) 56.6%, or $2.9 million, in Salaries and social contributions driven by furloughs in the workforce, coupled with currency depreciation, (ii) 68.2%, or $1.9 million, in Maintenance expenses due to renegotiation of most operating expenses contracts, and (iii) 77.3%, or $1.8 million, in Concession fees driven by lower passenger traffic.

SG&A declined 49.1% YoY, to $1.9 million, due to decreases of $0.9 million in [ ] and of $0.5 million in salaries and contribution as a result of reduction of salaries and FX depreciation of the currency in the quarter.

Adjusted Segment EBITDA in Uruguay declined 99.4%, or $12.0 million, to $0.1 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 contracting to 1.3%, from 45.2% in the year-ago quarter.

During 2Q20, CAAP made capital expenditures of $5.0 million in Uruguay, mainly in relation with the mandatory capex plan resulting from the extension of the Punta del Este concession agreement.

Key Events for the Quarter

Corporación América Airports held its Annual General Shareholders Meeting

On May 20, 2020, Corporación América Airports held its annual general meeting of shareholders in Luxembourg. The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Corporación América Airports Announces its subsidiary Aeropuertos Argentina 2000 S.A. Announces Exchange Offer final results

On May 19, 2020, Corporación América Airports S.A. announced that its subsidiary Aeropuertos Argentina 2000 S.A. disclosed the expiration and final results of its previously announced offer to exchange (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of U.S.$400,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes. As of 11:59 p.m. (New York City time) on May 18, 2020 (the “Expiration Deadline”), $346,934,000 aggregate original principal amount of Existing Notes, representing approximately 86.73% of the total original principal amount of the Existing Notes, had been tendered for exchange and not withdrawn, as confirmed by the information agent for the Exchange Offer.

Corporación América Airports Announces its subsidiary ACI Airport Sudamérica S.A. Announces Exchange Offer results as of Early Participation deadline

On May 15, 2020, Corporación América Airports S.A. announced that its subsidiary ACI Airport Sudamérica disclosed the results of its previously announced offer to exchange any and all of its outstanding Series 2015 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of $200,000,000, for a new issuance of ACI Airports’ Series 2020 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes. As of 5:00 p.m. (New York City time) on May 14, 2020 (the “Early Participation Deadline”), US$ $184,297,000 aggregate original principal amount of Existing Notes, representing approximately 92.15% of the total original principal amount of the Existing Notes, had been tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

Corporación América Airports Announces its subsidiary Aeropuertos Argentina 2000 S.A. Announces Exchange Offer results as of Early Participation deadline

On May 4, 2020, Corporación América Airports S.A. announced that its subsidiary Aeropuertos Argentina 2000 S.A. announced the results of its previously announced offer to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of $400,000,000 for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes. As of 5:00 p.m. (New York City time) on May 1, 2020, $340,923,000 aggregate original principal amount of Existing Notes, representing approximately 85.23% of the total original principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

Corporación América Airports Announces its subsidiary Aeropuertos Argentina 2000 S.A. Announces conditions to amend the 2019 Credit Facilities

On April 29, 2020, Corporación América Airports S.A. announced that its subsidiary Aeropuertos Argentina 2000 S.A. entered into a framework agreement with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia, Buenos Aires S.A.U. and Banco Santander Río S.A., to defer or refinance amounts due under facilities dated August 9, 2019: (a) the onshore credit facility agreement, for a total amount of $85 million; and (b) the offshore credit facility agreement for a total amount of $35 million. The amendments to the 2019 Credit Facilities will consist of, among other things, the deferral or refinancing of the payments of principal under the 2019 Credit Facilities maturing in August and November 2020, through one of the financing alternatives provided in the Framework Agreement. The transaction is subject to certain conditions precedent that were fulfilled on May 20, 2020.

Corporación América Airports Announces its subsidiary ACI Airport Sudamérica S.A. Launches Exchange Offer and Consent Solicitation

On April 27, 2020 Corporación América Airports S.A. announced that its subsidiary ACI Airport Sudamérica, S.A. (“ACI Airport”) announced the commencement of an offer to exchange (the “Exchange Offer”) any and all of its outstanding Series 2015 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of $200,000,000, for a new issuance of ACI Airport’ Series 2020 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032. The Exchange Offer is part of the set of measures undertaken to mitigate the impact of COVID-19 pandemic crisis.

Corporación América Airports Announces its subsidiary Aeropuertos Argentina 2000 S.A. Launches Exchange Offer and Consent Solicitation

On April 21, 2020 Corporación América Airports S.A. announced that its subsidiary Aeropuertos Argentina 2000 S.A. (“AA2000”) announced the commencement of an offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of $400,000,000 for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027. The Exchange Offer is part of the set of measures undertaken to mitigate the impact of COVID-19 pandemic crisis.

Subsequent Events

Corporación América Airports S.A. Announces the Temporary Closure of Aeroparque Airport for Renovation and Expansion works

On July 31, 2020, Corporación América Airports S.A. announced that its Argentine subsidiary, Aeropuertos Argentina 2000, will close Aeroparque Airport starting August 1, 2020 until approximately December 1, 2020, to carry out expansion and renovation works in the runway and the terminal building, which will be covered by funds held in AA2000’s Development Trusts.

Corporación América Airports S.A. Raises Additional Funding to Strengthen Liquidity

On August 20, 2020, CAAP’s Argentine subsidiary, Aeropuertos Argentina 2000, completed the execution of a public offering of a $40 million local dollar-linked note, with a 2-year maturity.

Additionally, on August 7, 2020, the Company’s Italian subsidiary announced it entered into an agreement with Intesa Sanpaolo and BNL-BNP Paribas Group to obtain a financing of Eur. 85 million, backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”. The financing has a term of six years, with a two-year grace period.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 98.6%, 99.6% and 91.6% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 2Q20, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

2Q20 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, August 21, 2020

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Investor Relations Manager

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap200821.html

Replay:	Participants can access the replay through August 28, 2020 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10147294.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 26 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the COVID-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Investor Relations Manager

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Argentina(1)
Domestic Passengers (in millions)	0.0	6.6	-99.5%	5.7	13.5	-57.6%
International Passengers (in millions)	0.1	3.2	-98.4%	2.9	7.0	-58.0%
Transit passengers (in millions)	0.0	0.3	-98.9%	0.3	0.7	-55.7%
Total passengers (in millions)	0.1	10.1	-99.2%	9.0	21.2	-57.7%
Cargo volume (in thousands of tons)	26.1	54.8	-52.3%	71.7	110.8	-35.3%
Aircraft movements (in thousands)	12.0	106.0	-88.7%	105.8	221.9	-52.3%
Italy
Domestic Passengers (in millions)	0.0	0.5	-97.7%	0.3	0.9	-65.8%
International Passengers (in millions)	0.0	1.9	-99.4%	0.7	2.9	-74.9%
Transit passengers (in millions)	0.0	0.0	-100.0%	0.0	0.0	-87.4%
Total passengers (in millions)	0.0	2.4	-99.0%	1.0	3.8	-72.9%
Cargo volume (in thousands of tons)	3.1	3.4	-9.7%	6.3	6.5	-3.1%
Aircraft movements (in thousands)	1.8	22.4	-92.0%	13.1	36.6	-64.2%
Brazil(2)
Domestic Passengers (in millions)	0.2	2.6	-92.1%	2.8	5.5	-48.8%
International Passengers (in millions)	0.0	0.2	-99.7%	0.2	0.4	-48.5%
Transit passengers (in millions)	0.0	1.5	-97.6%	1.6	3.4	-52.6%
Total passengers (in millions)	0.2	4.3	-94.3%	4.6	9.3	-50.2%
Cargo volume (in thousands of tons)	3.2	23.9	-86.7%	18.9	47.4	-60.2%
Aircraft movements (in thousands)	7.3	37.6	-80.5%	44.0	78.4	-43.9%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	-84.1%	0.0	0.0	-10.1%
International Passengers (in millions)	0.0	0.5	-98.5%	0.5	1.1	-53.2%
Transit passengers (in millions)	0.0	0.0	-86.4%	0.0	0.0	-55.7%
Total passengers (in millions)	0.0	0.5	-98.4%	0.5	1.1	-53.2%
Cargo volume (in thousands of tons)	8.1	6.8	18.3%	14.4	12.9	11.3%
Aircraft movements (in thousands)	1.0	6.5	-84.2%	8.7	15.9	-45.0%
Ecuador(3)
Domestic Passengers (in millions)	0.0	0.6	-98.1%	0.5	1.2	-58.0%
International Passengers (in millions)	0.0	0.5	-96.0%	0.5	1.0	-51.8%
Transit passengers (in millions)	0.0	0.0	-84.3%	0.0	0.0	-14.9%
Total passengers (in millions)	0.0	1.1	-96.9%	1.0	2.2	-54.5%
Cargo volume (in thousands of tons)	2.6	9.8	-73.6%	9.7	21.2	-54.0%
Aircraft movements (in thousands)	4.4	20.3	-78.5%	21.6	40.9	-47.3%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.0	0.7	-96.3%	0.6	1.3	-55.9%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.0	0.7	-96.3%	0.6	1.3	-55.9%
Cargo volume (in thousands of tons)	2.3	4.7	-51.5%	6.6	8.3	-20.1%
Aircraft movements (in thousands)	0.9	6.0	-85.2%	6.4	11.4	-44.0%
Peru(4)
Domestic Passengers (in millions)	0.0	0.9	-97.5%	0.8	1.6	-50.6%
International Passengers (in millions)	0.0	0.0	-89.0%	0.0	0.0	28.6%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.0	0.9	-97.4%	0.8	1.6	-50.4%
Cargo volume (in thousands of tons)	0.1	1.2	-88.7%	1.2	2.4	-49.9%
Aircraft movements (in thousands)	1.0	7.9	-86.9%	7.5	14.5	-48.2%

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
4)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	2Q20	2Q19	2Q20	2Q19	1Q20	1Q19	1Q20	1Q19
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	67.66	44.01	70.46	42.46	61.40	39.01	64.47	43.35
Euro	0.91	0.89	0.89	0.88	0.91	0.88	0.91	0.89
Brazilian Real	5.39	3.92	5.48	3.83	4.47	3.77	5.20	3.90
Uruguayan Peso	43.12	34.86	42.21	35.18	39.68	32.82	43.01	33.48

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	8.0	185.4	-95.7%	-0.2	8.2	178.7	-95.4%
Passenger use fees	2.6	144.9	-98.2%	-0.1	2.7	139.1	-98.1%
Aircraft fees	4.6	32.1	-85.7%	-0.1	4.7	31.2	-85.1%
Other	0.8	8.4	-90.0%	-	0.8	8.4	-90.0%

Commercial Revenue Breakdown (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Commercial revenue	43.6	126.7	-65.6%	-0.5	44.1	121.9	-63.8%
Warehouse use fees	28.4	41.5	-31.5%	-0.6	29.1	39.2	-25.9%
Duty free shops	-0.7	12.6	-105.3%	0.0	-0.7	12.2	-105.4%
Rental of space (including hangars)	3.8	8.8	-57.2%	0.0	3.8	8.5	-55.5%
Parking facilities	0.7	7.7	-90.9%	0.0	0.7	7.5	-90.5%
Fuel	1.7	15.2	-89.1%	0.0	1.7	15.0	-88.8%
Food and beverage services	0.6	5.3	-89.0%	0.1	0.5	5.1	-89.7%
Advertising	2.4	4.8	-50.0%	0.1	2.3	4.6	-49.4%
Services and retail stores	0.6	4.3	-85.7%	0.0	0.6	4.2	-85.6%
Catering	0.1	2.9	-95.5%	0.0	0.1	2.8	-95.2%
VIP lounges	1.3	7.6	-83.3%	0.0	1.3	7.1	-82.2%
Walkway services	0.6	2.4	-73.3%	0.0	0.7	2.3	-71.4%
Other	4.0	13.7	-70.6%	0.0	4.0	13.3	-69.7%

Revenues by Segment (in US$ million)

Country	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Argentina	222.9	506.1	-56.0%	-11.3	234.1	478.3	-51.0%
Italy	25.9	65.9	-60.6%	-	25.9	65.9	-60.6%
Brazil	29.9	58.1	-48.5%	-	29.9	58.1	-48.5%
Uruguay	42.2	61.8	-31.7%	-	42.2	61.8	-31.7%
Armenia	25.8	58.0	-55.5%	-	25.8	58.0	-55.5%
Ecuador (1)	31.9	48.6	-34.3%	-	31.9	48.6	-34.3%
Unallocated	0.2	0.4	-62.2%	-	0.2	0.4	-62.2%
Total consolidated revenue (2)	378.9	798.8	-52.6%	-11.3	390.1	771.1	-49.4%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	159.8	382.7	-58.2%	-4.7	164.6	371.1	-55.7%
Non-aeronautical Revenue	219.0	416.2	-47.4%	-6.5	225.6	400.0	-43.6%
Commercial revenue	143.5	248.0	-42.2%	-3.1	146.6	240.1	-39.0%
Construction service revenue (1)	75.2	167.2	-55.0%	-3.4	78.6	159.0	-50.6%
Other revenue	0.4	1.0	-59.9%	-	0.4	1.0	-59.9%
Total Consolidated Revenue	378.9	798.8	-52.6%	-11.3	390.1	771.1	-49.4%
Total Revenue excluding Construction Service revenue (2)	303.7	631.6	-51.9%	-7.8	311.5	612.1	-49.1%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	159.8	382.7	-58.2%	-4.7	164.6	371.1	-55.7%
Passenger use fees	125.1	302.6	-58.7%	-4.2	129.3	292.5	-55.8%
Aircraft fees	28.0	63.8	-56.1%	-0.5	28.5	62.3	-54.2%
Other	6.7	16.2	-58.5%	-	6.7	16.2	-58.5%

Commercial Revenue Breakdown (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Commercial revenue	143.5	248.0	-42.2%	-3.1	146.6	240.1	-39.0%
Warehouse use fees	59.7	81.3	-26.5%	-2.0	61.8	77.6	-20.4%
Duty free shops	10.2	25.5	-60.2%	-0.3	10.5	24.9	-57.8%
Rental of space (including hangars)	10.2	18.4	-44.6%	-0.1	10.3	17.9	-42.4%
Parking facilities	6.0	14.6	-59.1%	-0.2	6.1	14.2	-56.9%
Fuel	13.4	27.4	-51.2%	-0.1	13.5	27.2	-50.5%
Food and beverage services	4.9	10.8	-54.3%	0.1	4.9	10.6	-54.0%
Advertising	7.2	10.0	-27.6%	0.0	7.2	9.8	-26.5%
Services and retail stores	3.8	8.4	-54.4%	0.0	3.8	8.3	-53.7%
Catering	2.3	5.9	-61.3%	-0.1	2.4	5.6	-57.6%
VIP lounges	7.9	15.0	-47.6%	-0.1	7.9	14.2	-44.1%
Walkway services	2.4	5.0	-51.4%	-0.1	2.5	4.8	-47.7%
Other	15.4	25.7	-39.9%	-0.2	15.6	25.1	-37.7%

Total Expenses Breakdown (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Cost of services	135.5	303.1	-55.3%	16.5	119.1	275.9	-56.8%
SG&A	23.0	37.2	-38.3%	0.0	22.9	35.8	-35.9%
Financial loss	48.4	12.3	293.6%	-25.3	73.7	39.4	87.1%
Inflation adjustment	3.2	7.2	-55.6%	3.2	0.0	0.4	-104.1%
Other expenses	0.4	0.1	340.3%	0.0	0.4	0.1	343.5%
Income tax expense	-46.7	13.1	-456.1%	6.3	-53.0	12.1	-537.8%
Total expenses	163.9	372.9	-56.1%	0.7	163.2	363.7	-55.1%

Cost of Services (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	135.5	303.1	-55.3%	16.5	119.1	275.9	-56.8%
Salaries and social security contributions	26.5	51.0	-48.1%	-0.3	26.8	49.3	-45.6%
Concession fees	9.9	41.0	-75.8%	-0.1	10.0	39.3	-74.4%
Construction service cost	29.8	99.3	-70.0%	-1.1	30.9	93.8	-67.1%
Maintenance expenses	13.8	33.0	-58.2%	-0.2	14.1	30.8	-54.4%
Amortization and depreciation	44.3	39.8	11.2%	18.3	25.9	23.7	9.5%
Services and fees	6.9	16.4	-57.9%	0.0	6.9	16.8	-58.6%
Cost of fuel	0.9	10.3	-90.8%	-	0.9	10.3	-90.8%
Taxes	0.7	4.2	-83.5%	0.0	0.7	4.2	-83.6%
Office expenses	0.7	4.1	-83.8%	0.0	0.7	3.8	-82.2%
Provision for maintenance cost	0.5	0.2	132.6%	-	0.5	0.2	132.6%
Others	1.6	3.7	-55.7%	0.0	1.6	3.6	-54.2%

Selling, General and Administrative Expenses (in US$ million)

	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
SG&A	23.0	37.2	-38.3%	0.0	22.9	35.8	-35.9%
Taxes	3.5	10.7	-67.6%	-0.1	3.5	10.1	-64.9%
Salaries and social security contributions	3.6	6.8	-47.5%	0.0	3.6	6.7	-46.2%
Services and fees	5.7	8.9	-36.4%	0.0	5.7	8.9	-36.4%
Office expenses	0.1	1.8	-94.6%	0.0	0.1	1.7	-94.1%
Amortization and depreciation	2.3	2.5	-8.7%	0.2	2.0	2.0	2.1%
Maintenance expenses	0.2	0.4	-46.0%	0.0	0.2	0.4	-42.2%
Advertising	0.1	0.4	-79.9%	0.0	0.1	0.4	-79.6%
Insurances	0.6	0.5	14.1%	0.0	0.6	0.5	14.3%
Charter services	0.1	0.2	-59.8%	-	0.1	0.2	-59.8%
Bad debts recovery	-0.1	-0.3	-75.3%	-	-0.1	-0.3	-75.3%
Bad debts	6.3	2.6	141.2%	-0.1	6.4	2.5	154.6%
Others	0.7	2.7	-72.7%	0.0	0.7	2.7	-72.7%

Expenses by Segment (in US$ million)

Country	2Q20 as reported	2Q19 as reported	% Var as reported	IAS 29 2Q20	2Q20 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Argentina	87.9	217.2	-59.5%	16.5	71.4	188.7	-62.1%
Italy	13.3	28.3	-53.1%	-	13.3	28.3	-53.1%
Brazil	16.9	28.3	-40.2%	-	16.9	28.3	-40.2%
Uruguay	13.3	17.4	-23.7%	-	13.3	17.4	-23.7%
Armenia	9.3	23.9	-61.1%	-	9.3	23.9	-61.1%
Ecuador	11.7	18.8	-38.0%	-	11.7	18.8	-38.0%
Unallocated	6.6	6.4	2.6%	-	6.6	6.4	2.6%
Total consolidated expenses (1) (2)	158.9	340.4	-53.3%	16.5	142.5	311.8	-54.3%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Cost of Services	366.9	569.4	-35.6%	31.3	335.7	521.6	-35.6%
Salaries and social security contributions	71.4	99.3	-28.1%	-1.6	73.0	96.7	-24.5%
Concession fees	46.7	86.2	-45.8%	-1.2	47.9	83.4	-42.5%
Construction service cost	74.3	165.8	-55.2%	-3.4	77.7	157.6	-50.7%
Maintenance expenses	41.8	64.2	-34.8%	-1.4	43.2	61.1	-29.2%
Amortization and depreciation	91.3	80.0	14.1%	39.5	51.8	49.3	5.1%
Other	41.4	73.9	-44.0%	-0.5	41.9	73.5	-42.9%
Cost of Services Excluding Construction Service cost	292.6	403.5	-27.5%	34.7	257.9	364.0	-29.1%
Selling, general and administrative expenses	56.8	77.7	-26.9%	-0.4	57.2	75.2	-23.9%
Other expenses	5.3	0.9	493.7%	0.0	5.4	0.9	494.5%
Total Costs and Expenses	429.2	648.0	-33.8%	30.9	398.3	597.7	-33.4%
Total Costs and Expenses Excluding Construction Service cost	354.8	482.2	-26.4%	34.3	320.5	440.1	-27.2%

Total Expenses Breakdown (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Cost of services	366.9	569.4	-35.6%	31.3	335.7	521.6	-35.6%
SG&A	56.8	77.7	-26.9%	-0.4	57.2	75.2	-23.9%
Financial loss	101.9	80.2	27.0%	-56.8	158.6	149.7	6.0%
Inflation adjustment	5.1	16.4	-69.0%	5.1	0.0	-0.2	-81.1%
Other expenses	5.3	0.9	493.7%	0.0	5.4	0.9	494.5%
Income tax expense	-37.7	6.3	-697.8%	12.7	-50.3	-1.9	2,549.2%
Total expenses	498.4	750.9	-33.6%	-8.1	506.5	745.3	-32.0%

Cost of Services (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Cost of Services	366.9	569.4	-35.6%	31.3	335.7	521.6	-35.6%
Salaries and social security contributions	71.4	99.3	-28.1%	-1.6	73.0	96.7	-24.5%
Concession fees	46.7	86.2	-45.8%	-1.2	47.9	83.4	-42.5%
Construction service cost	74.3	165.8	-55.2%	-3.4	77.7	157.6	-50.7%
Maintenance expenses	41.8	64.2	-34.8%	-1.4	43.2	61.1	-29.2%
Amortization and depreciation	91.3	80.0	14.1%	39.5	51.8	49.3	5.1%
Services and fees	21.2	32.7	-35.2%	-0.3	21.5	32.8	-34.5%
Cost of fuel	8.3	18.0	-53.9%	-	8.3	18.0	-53.9%
Taxes	4.5	8.8	-49.2%	0.0	4.5	8.8	-48.6%
Office expenses	3.1	7.5	-58.1%	-0.2	3.3	7.1	-53.6%
Provision for maintenance cost	0.8	1.1	-28.5%	-	0.8	1.1	-28.5%
Others	3.5	5.8	-39.1%	0.0	3.6	5.8	-38.6%

Selling, General and Administrative Expenses (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
SG&A	56.8	77.7	-26.9%	-0.4	57.2	75.2	-23.9%
Taxes	12.3	21.8	-43.7%	-0.5	12.8	20.7	-38.2%
Salaries and social security contributions	10.0	15.1	-33.8%	-0.2	10.2	14.9	-31.8%
Services and fees	13.8	18.3	-24.4%	0.0	13.9	18.2	-23.8%
Office expenses	0.8	2.8	-70.1%	0.0	0.9	2.7	-67.7%
Amortization and depreciation	4.7	5.4	-13.1%	0.6	4.1	4.6	-10.8%
Maintenance expenses	1.2	0.7	73.5%	-0.1	1.3	0.7	81.5%
Advertising	0.3	0.7	-54.7%	0.0	0.3	0.7	-53.9%
Insurances	1.0	0.9	16.3%	0.0	1.1	0.9	16.7%
Charter services	0.2	0.4	-46.3%	-	0.2	0.4	-46.3%
Bad debts recovery	-0.2	-0.4	-61.4%	-	-0.2	-0.4	-61.4%
Bad debts	9.2	7.1	29.5%	-0.2	9.4	6.9	35.5%
Others	3.4	4.9	-31.5%	0.0	3.4	4.9	-31.5%

Expenses by Segment (in US$ million)

Country	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Argentina	239.4	404.5	-40.8%	30.9	208.5	354.2	-41.1%
Italy	38.8	55.9	-30.5%	-	38.8	55.9	-30.5%
Brazil	46.1	58.3	-20.9%	-	46.1	58.3	-20.9%
Uruguay	32.8	36.7	-10.6%	-	32.8	36.7	-10.6%
Armenia	28.3	43.3	-34.6%	-	28.3	43.3	-34.6%
Ecuador	31.3	36.8	-14.8%	-	31.3	36.8	-14.8%
Unallocated	12.3	12.5	-1.3%	-	12.3	12.5	-1.3%
Total consolidated expenses (1) (2)	429.1	648.0	-33.8%	30.9	398.2	597.7	-33.4%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method.

Adjusted EBITDA by Segment (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Argentina	50.1	159.9	-68.7%	-2.3	52.4	150.5	-65.2%
Italy	-6.9	16.1	-143.0%	-	-6.9	16.1	-143.0%
Brazil	-11.3	6.1	-285.6%	-	-11.3	6.1	-285.6%
Uruguay	15.3	30.9	-50.6%	-	15.3	30.9	-50.6%
Armenia	5.1	21.1	-75.8%	-	5.1	21.1	-75.8%
Ecuador	2.3	12.7	-82.2%	-	2.3	12.7	-82.2%
Unallocated	-4.0	-1.5	168.7%	-	-4.0	-1.5	168.7%
Perú	-4.3	-0.9	379.1%	-	-4.3	-0.9	379.1%
Total segment EBITDA	46.1	244.5	-81.2%	-2.3	48.4	235.0	-79.4%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-102.0	85.3	-219.6%	-6.3	-95.7	74.6	-228.3%
Financial Income	-17.1	-29.0	-40.9%	2.9	-20.1	-41.1	-51.2%
Financial Loss	5.1	16.4	-69.0%	5.1	0.0	-0.2	-79.3%
Inflation adjustment	101.9	80.2	27.0%	-56.8	158.6	149.7	6.0%
Income Tax Expense	-37.7	6.3	-698.5%	12.7	-50.3	-1.9	2,600.4%
Amortization and Depreciation	95.9	85.4	12.4%	40.0	55.9	53.8	3.9%
Adjusted EBITDA	46.1	244.5	-81.2%	-2.3	48.4	235.0	-79.4%
Adjusted EBITDA Margin	12.2%	30.6%	-1,845 bps	-	12.4%	30.5%	-1,808 bps
Adjusted EBITDA excluding Construction Service	45.2	243.1	-81.4%	-2.3	47.5	233.7	-79.7%
Adjusted EBITDA Margin excluding Construction Service	14.9%	38.4%	-2,350 bps	-	15.2%	38.2%	-2,292 bps

Financial Income / Loss (in US$ million)

	6M20 as reported	6M19 as reported	% Var as reported	IAS 29 6M20	6M20 ex IAS 29	6M19 ex IAS 29	% Var ex IAS 29
Financial Income	17.1	29.0	-40.9%	-2.9	20.1	41.1	-51.2%
Interest income	10.2	20.4	-49.9%	-0.2	10.4	19.4	-46.5%
Foreign exchange income	2.7	5.7	-52.2%	-2.7	5.4	19.7	-72.4%
Other	4.2	2.9	44.8%	-0.1	4.3	2.9	46.9%
Inflation adjustment	-5.1	-16.4	-69.0%	-5.1	0.0	0.2	-81.1%
Inflation adjustment	-5.1	-16.4	-69.0%	-5.1	0.0	0.2	-81.1%
Financial Loss	-101.9	-80.2	27.0%	56.8	-158.6	-149.7	6.0%
Interest Expenses	-39.6	-46.2	-14.4%	0.8	-40.4	-45.3	-10.9%
Foreign exchange transaction expenses	-29.4	15.1	-294.7%	56.0	-85.4	-56.1	52.2%
Changes in liability for concessions	-23.6	-46.9	-49.7%	-	-23.6	-46.9	-49.7%
Other expenses	-9.3	-2.3	304.1%	0	-9.3	-2.3	304.4%
Financial Loss, Net	-89.8	-67.6	32.8%	48.7	-138.5	-108.4	27.8%

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.3%
Neuquén	Argentina	74.1%
Bahía Blanca	Argentina	81.1%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brasil	51.0%
ICASGA (Natal Airport)	Brasil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	2Q20	2Q19	% Var.	6M20	6M19	% Var.
Argentina
Total Revenue	51.4	260.2	-80.2%	222.9	506.1	-56.0%
Total Revenue Excluding IFRIC12(1)	32.2	168.1	-80.8%	167.4	351.6	-52.4%
Operating Income	-35.6	47.1	-175.6%	-12.2	110.3	-111.1%
Net Income	-17.8	67.9	-126.1%	-15.0	123.2	-112.2%
Adjusted Segment EBITDA	-5.5	72.3	-107.6%	50.1	159.9	-68.7%
Adjusted Segment EBITDA Mg	-10.7%	27.8%	-3,853 bps	22.5%	31.6%	-914 bps
Adjusted EBITDA Margin excluding IFRIC	-17.2%	43.0%	-6,018 bps	29.9%	45.5%	-1,564 bps
Italy
Total Revenue	4.5	39.1	-88.6%	25.9	65.9	-60.6%
Total Revenue Excluding IFRIC12(1)	3.0	36.9	-91.9%	21.9	61.9	-64.7%
Operating Income	-8.8	10.8	-181.7%	-12.9	9.9	-230.1%
Net Income	-6.6	6.9	-196.2%	-10.0	6.0	-265.8%
Adjusted Segment EBITDA	-5.8	13.9	-142.0%	-6.9	16.1	-143.0%
Adjusted Segment EBITDA Mg	-130.8%	35.6%	-16,644 bps	-26.7%	24.4%	-5,108 bps
Adjusted EBITDA Margin excluding IFRIC	-204.1%	36.5%	-24,060 bps	-35.1%	24.3%	-5,938 bps
Brazil
Total Revenue	6.0	28.4	-78.9%	29.9	58.1	-48.5%
Operating Income	-10.9	0.2	-5,356.1%	-16.1	0.1	-11,682.7%
Net Income	-23.5	-26.5	-11.3%	-51.2	-60.9	-15.8%
Adjusted segment EBITDA	-8.8	3.0	-388.2%	-11.3	6.1	-285.6%
Adjusted Segment EBITDA Mg	-146.9%	10.7%	-15,759 bps	-37.8%	10.5%	-4,832 bps
Uruguay
Total Revenue	10.2	27.1	-62.5%	42.2	61.8	-31.7%
Total Revenue Excluding IFRIC12(1)	5.6	26.9	-79.1%	35.3	60.9	-42.0%
Operating Income	-3.1	9.1	-133.9%	9.0	23.9	-62.5%
Net Income	-3.0	6.2	-148.0%	5.3	16.9	-68.7%
Adjusted Segment EBITDA	0.1	12.1	-99.4%	15.3	30.9	-50.6%
Adjusted Segment EBITDA Mg	0.7%	44.9%	-4,419 bps	36.1%	50.1%	-1,399 bps
Adjusted EBITDA Margin excluding IFRIC	1.3%	45.2%	-4,392 bps	43.2%	50.7%	-751 bps
Ecuador
Total Revenue	7.2	24.9	-71.1%	31.9	48.6	-34.3%
Total Revenue Excluding IFRIC12(1)	2.5	23.5	-89.3%	24.6	47.2	-47.8%
Operating Income	-4.6	5.3	-186.0%	-0.2	10.4	-101.5%
Net Income	-4.5	4.9	-193.4%	-1.0	9.3	-110.8%
Adjusted Segment EBITDA	-3.3	6.5	-151.4%	2.3	12.7	-82.2%
Adjusted Segment EBITDA Mg	-46.4%	26.1%	-7,252 bps	7.1%	26.1%	-1,903 bps
Adjusted EBITDA Margin excluding IFRIC	-132.5%	27.6%	-16,013 bps	9.2%	26.8%	-1,764 bps
Armenia
Total Revenue	2.5	32.7	-92.3%	25.8	58.0	-55.5%
Total Revenue Excluding IFRIC12(1)	2.2	28.6	-92.2%	24.3	51.5	-52.7%
Operating Income	-6.8	8.9	-176.1%	-2.4	14.7	-116.6%
Net Income	-6.4	5.7	-210.6%	-5.9	8.8	-166.8%
Adjusted Segment EBITDA	-3.0	12.1	-124.8%	5.1	21.1	-75.8%
Adjusted Segment EBITDA Mg	-119.4%	37.0%	-15,637 bps	19.7%	36.4%	-1,665 bps
Adjusted EBITDA Margin excluding IFRIC	-134.5%	42.0%	-17,648 bps	20.8%	40.7%	-1,994 bps
Unallocated
Total revenue	0.0	0.2	-97.0%	0.2	0.4	-63.2%
Operating income	-6.4	-4.9	30.5%	-10.8	-9.5	14.4%
Net Income	-10.5	-9.4	11.6%	-19.9	-17.1	16.3%
Adjusted segment EBITDA	-3.1	-1.2	161.6%	-4.0	-1.5	167.8%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'20	2Q'19	% Var.	2Q'20	2Q'19	% Var.	2Q'20	2Q'19	% Var.	2Q'20	2Q'19	% Var.	2Q'20	2Q'19	% Var.	2Q'20	2Q'19	% Var.
Argentina
Aeroparque (1)	13	2,508	-99%	0	57	-100%	1	184	-100%	14	2,749	-99%	73	335	-78%	914	25,190	-96%
Bariloche	0	308	-100%	0	2	-100%	-	1	-100%	0	310	-100%	-	-	-	99	2,456	-96%
Catamarca	0	17	-99%	-	-	-	0	1	-80%	0	19	-98%	-	27	-100%	126	646	-80%
C. Rivadavia	1	158	-99%	-	-	-	1	2	-72%	2	160	-99%	8	265	-97%	612	2,463	-75%
Córdoba	1	671	-100%	0	158	-100%	0	34	-100%	1	862	-100%	91	436	-79%	232	7,515	-97%
El Palomar	0	345	-100%	1	52	-97%	-	-	-	2	398	-100%	-	-	-	193	2,899	-93%
Esquel	0	11	-96%	-	-	-	0	0	-34%	0	11	-96%	-	-	-	74	239	-69%
Ezeiza (1)(2)	1	225	-100%	49	2,751	-98%	0	54	-100%	50	3,030	-98%	25,890	51,428	-50%	2,087	20,970	-90%
Formosa	0	27	-99%	-	0	-100%	0	0	267%	0	27	-99%	18	43	-58%	80	483	-83%
General Pico	0	1	-98%	-	-	-	-	0	-100%	0	1	-98%	-	-	-	248	1,050	-76%
Iguazú	0	353	-100%	-	0	-100%	0	1	-88%	0	354	-100%	-	-	-	44	2,990	-99%
Jujuy	1	94	-99%	-	0	-100%	0	0	-34%	1	94	-99%	-	30	-100%	189	1,157	-84%
La Rioja	0	18	-100%	-	-	-	0	1	-98%	0	19	-99%	-	31	-100%	70	482	-85%
Malargüe	-	0	-100%	-	0	-100%	-	-	-	-	0	-100%	-	-	-	8	52	-85%
Mar del Plata	0	77	-100%	0	0	-61%	0	6	-100%	0	83	-100%	1	41	-98%	107	1,694	-94%
Mendoza	1	460	-100%	0	120	-100%	0	6	-93%	1	586	-100%	8	158	-95%	319	5,588	-94%
Paraná	0	16	-100%	-	0	-100%	0	0	0%	0	16	-100%	-	-	-	383	635	-40%
Posadas	0	85	-100%	-	0	-100%	0	0	-97%	0	86	-100%	-	80	-100%	174	1,215	-86%
Pto Madryn	0	21	-100%	-	-	-	0	-	-	0	21	-100%	-	-	-	45	181	-75%
Reconquista	0	0	-91%	-	0	-100%	0	0	48%	0	0	-81%	-	-	-	857	1,031	-17%
Resistencia	1	76	-98%	-	0	-100%	0	12	-100%	1	88	-98%	10	120	-92%	163	1,211	-87%
Río Cuarto	0	10	-100%	-	-	-	0	-	-	0	10	-100%	-	17	-100%	68	197	-65%
Río Gallegos	3	59	-95%	-	0	-100%	-	2	-100%	3	62	-95%	12	119	-90%	209	805	-74%
Río Grande	1	35	-99%	-	0	-100%	-	0	-100%	1	36	-99%	26	75	-65%	86	566	-85%
Salta	2	316	-100%	0	16	-100%	0	12	-99%	2	344	-99%	2	244	-99%	307	3,463	-91%
San Fernando	2	3	-33%	0	2	-86%	-	-	-	2	5	-57%	-	-	-	2,548	10,157	-75%
San Juan	0	17	-98%	0	-	-	0	-	-	1	17	-96%	-	-	-	98	176	-44%
San Luis	0	20	-100%	-	-	-	-	-	-	0	20	-100%	-	27	-100%	42	303	-86%
San Rafael	0	12	-100%	-	-	-	0	-	-	0	12	-99%	-	383	-100%	175	1,039	-83%
Santa Rosa	0	13	-99%	-	-	-	0	0	344%	0	13	-99%	-	1	-100%	172	557	-69%
Santiago del Estero	0	39	-100%	-	-	-	0	-	-	0	39	-100%	-	37	-100%	140	776	-82%
Tucumán	0	218	-100%	0	11	-100%	0	4	-96%	0	233	-100%	-	606	-100%	93	2,324	-96%
Viedma	0	10	-98%	-	-	-	0	-	-	0	10	-97%	-	-	-	36	165	-78%
Villa Mercedes	0	0	-57%	-	-	-	-	0	-100%	0	0	-59%	-	-	-	650	456	43%
Termas de Río Hondo	0	5	-100%	-	-	-	-	-	-	0	5	-100%	-	3	-100%	16	129	-88%
Bahía Blanca	0	93	-100%	-	-	-	0	5	-95%	0	99	-100%	-	88	-100%	74	1,318	-94%
Neuquén	1	291	-100%	-	8	-100%	0	3	-95%	1	302	-100%	2	190	-99%	293	3,459	-92%
Total Argentina	30	6,611	-100%	52	3,178	-98%	4	329	-99%	86	10,117	-99%	26,142	54,786	-52%	12,031	106,037	-89%

Italy
Pisa	8	374	-98%	3	1,178	-100%	-	1	-100%	11	1,553	-99%	2,932	3,361	-13%	1,081	12,226	-91%
Florence	3	100	-97%	8	706	-99%	-	0	-100%	11	806	-99%	163	67	143%	715	10,218	-93%
Total Italy	11	474	-98%	11	1,884	-99%	-	1	-100%	22	2,359	-99%	3,094	3,428	-10%	1,796	22,444	-92%

Brazil
Brasilia (3)	173	2,151	-92%	0	148	-100%	36	1,503	-98%	210	3,802	-94%	1,874	20,743	-91%	6,642	33,874	-80%
Natal	34	465	-93%	0	18	-99%	0	-	-	34	483	-93%	1,308	3,112	-58%	697	3,750	-81%
Total Brazil	208	2,616	-92%	0	166	-100%	36	1,503	-98%	244	4,285	-94%	3,182	23,855	-87%	7,339	37,624	-80%

Uruguay
Carrasco	0	0	-81%	8	482	-98%	0	2	-86%	8	483	-98%	8,098	6,848	18%	963	5,571	-83%
Punta del Este	-	0	-100%	0	16	-99%	-	-	-	0	16	-99%	-	-	-	69	943	-93%
Total Uruguay	0	0	-84%	8	497	-98%	0	2	-86%	8	499	-98%	8,098	6,848	18%	1,032	6,514	-84%

Ecuador
Guayaquil	8	451	-98%	20	521	-96%	3	18	-84%	31	991	-97%	2,485	8,541	-71%	4,299	18,800	-77%
Galápagos	4	135	-97%	1	-	-	-	-	-	4	135	-97%	116	1,297	-91%	72	1,504	-95%
Total Ecuador	11	586	-98%	21	521	-96%	3	18	-84%	35	1,125	-97%	2,601	9,837	-74%	4,371	20,304	-78%

Armenia
Zvartnots	-	-	-	28	706	-96%	-	-	-	28	706	-96%	2,298	4,736	-51%	892	5,837	-85%
Shirak	-	-	-	-	36	-100%	-	-	-	-	36	-100%	1	-	-	2	212	-99%
Total Armenia	-	-	-	28	742	-96%	-	-	-	28	742	-96%	2,299	4,736	-51%	894	6,049	-85%

Perú
Arequipa	4	503	-99%	1	5	-89%	-	-	-	4	507	-99%	42	526	-92%	320	4,160	-92%
Juliaca	1	109	-99%	-	0	-100%	-	-	-	1	109	-99%	19	212	-91%	132	1,006	-87%
Puerto Maldonado	2	80	-98%	-	0	-100%	-	-	-	2	80	-98%	4	162	-98%	82	770	-89%
Tacna	1	118	-100%	-	0	-100%	-	-	-	1	118	-100%	49	224	-78%	165	1,108	-85%
Ayacucho	15	64	-76%	-	-	-	-	-	-	15	64	-76%	19	48	-61%	337	845	-60%
Total Perú	22	873	-97%	1	5	-89%	-	-	-	23	878	-97%	132	1,171	-89%	1,036	7,889	-87%
Total CAAP	282	11,159	-97%	120	6,993	-98%	43	1,853	-98%	446	20,006	-98%	45,548	104,660	-56%	28,499	206,861	-86%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% was reassigned on April 1st, 2019. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina. Aircrafts which travel to or from Uruguay are excluded from this resolution.
2)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
3)	Starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.
Argentina
Aeroparque (1)	2,053	5,271	-61%	68	537	-87%	172	423	-59%	2,292	6,231	-63%	318	724	-56%	22,100	56,928	-61%
Bariloche	427	733	-42%	3	2	42%	3	5	-51%	433	741	-42%	-	23	-100%	3,435	6,131	-44%
Catamarca	11	31	-66%	-	-	-	0	2	-83%	11	34	-67%	18	55	-68%	620	1,167	-47%
C. Rivadavia	121	326	-63%	-	0	-100%	1	2	-45%	123	328	-63%	180	530	-66%	2,657	5,010	-47%
Córdoba	503	1,328	-62%	159	404	-61%	34	78	-56%	697	1,810	-61%	793	769	3%	6,638	16,360	-59%
El Palomar	397	643	-38%	81	117	-31%	-	-	-	478	760	-37%	-	-	-	3,331	5,596	-40%
Esquel	12	25	-51%	0	0	-31%	0	0	-25%	12	25	-51%	-	-	-	431	662	-35%
Ezeiza (1)(2)	237	436	-46%	2,507	5,559	-55%	72	117	-39%	2,816	6,112	-54%	68,971	104,589	-34%	22,245	41,770	-47%
Formosa	18	51	-64%	0	0	-83%	0	0	267%	18	51	-64%	49	84	-42%	436	853	-49%
General Pico	0	1	-55%	-	-	-	0	0	-20%	0	1	-55%	-	-	-	1,048	1,708	-39%
Iguazú	347	738	-53%	2	0	2546%	3	1	179%	352	739	-52%	-	-	-	3,359	6,191	-46%
Jujuy	81	194	-58%	-	0	-100%	1	1	-36%	81	195	-58%	29	59	-52%	994	2,253	-56%
La Rioja	10	31	-68%	-	-	-	0	2	-96%	10	33	-70%	19	64	-69%	351	831	-58%
Malargüe	0	0	-93%	-	0	-100%	-	-	-	0	0	-93%	-	-	-	40	78	-49%
Mar del Plata	108	224	-52%	0	0	40%	3	10	-68%	112	234	-52%	40	95	-58%	2,180	4,605	-53%
Mendoza	338	877	-62%	91	276	-67%	2	11	-79%	431	1,165	-63%	286	454	-37%	4,622	11,349	-59%
Paraná	8	28	-72%	0	0	-73%	0	0	-32%	8	28	-72%	0	-	-	781	1,169	-33%
Posadas	58	161	-64%	0	0	-51%	0	1	-87%	58	161	-64%	65	163	-60%	960	2,301	-58%
Pto Madryn	12	42	-72%	-	-	-	1	0	151%	13	43	-71%	-	-	-	202	422	-52%
Reconquista	0	3	-97%	-	0	-100%	0	0	27%	0	3	-96%	-	-	-	1,302	1,559	-16%
Resistencia	39	131	-70%	0	0	-68%	9	15	-38%	48	145	-67%	66	186	-64%	849	2,055	-59%
Río Cuarto	4	18	-76%	-	-	-	0	0	100%	4	18	-76%	11	22	-49%	172	393	-56%
Río Gallegos	61	129	-53%	0	0	316%	2	5	-63%	63	133	-53%	100	224	-55%	994	1,681	-41%
Río Grande	29	74	-61%	0	0	-36%	0	1	-67%	29	75	-61%	70	116	-40%	549	1,154	-52%
Salta	304	604	-50%	15	43	-65%	6	21	-73%	325	668	-51%	211	472	-55%	3,280	6,754	-51%
San Fernando	5	7	-34%	4	6	-33%	-	-	-	9	13	-34%	-	-	-	11,749	20,579	-43%
San Juan	30	55	-46%	0	0	623%	0	-	-	30	55	-45%	-	-	-	455	712	-36%
San Luis	12	39	-68%	-	-	-	-	-	-	12	39	-68%	45	64	-30%	270	616	-56%
San Rafael	11	26	-57%	-	-	-	0	-	-	11	26	-57%	1	383	-100%	1,302	2,931	-56%
Santa Rosa	7	23	-69%	-	-	-	0	0	86%	7	23	-69%	-	6	-100%	762	1,328	-43%
Santiago del Estero	24	77	-68%	0	-	-	0	0	-33%	24	77	-68%	24	84	-71%	612	1,512	-60%
Tucumán	166	428	-61%	12	37	-68%	0	7	-93%	178	471	-62%	165	1,125	-85%	1,682	4,530	-63%
Viedma	8	19	-59%	-	-	-	0	-	-	8	19	-59%	-	-	-	153	350	-56%
Villa Mercedes	0	0	-22%	-	-	-	0	0	100%	0	0	-18%	-	-	-	1,058	696	52%
Termas de Río Hondo	0	8	-94%	-	0	-100%	-	-	-	0	8	-94%	-	3	-100%	60	241	-75%
Bahía Blanca	53	178	-70%	-	-	-	5	13	-59%	58	190	-70%	59	170	-66%	997	2,704	-63%
Neuquén	222	544	-59%	0	16	-100%	3	4	-35%	225	564	-60%	169	377	-55%	3,125	6,748	-54%
Total Argentina	5,719	13,503	-58%	2,942	6,998	-58%	319	720	-56%	8,980	21,221	-58%	71,688	110,842	-35%	105,801	221,927	-52%

Italy
Pisa	238	682	-65%	392	1,762	-78%	0	2	-87%	630	2,445	-74%	6,103	6,377	-4%	6,926	19,579	-65%
Florence	58	184	-68%	338	1,149	-71%	-	0	-100%	396	1,333	-70%	204	131	55%	6,177	17,017	-64%
Total Italy	296	866	-66%	730	2,911	-75%	0	2	-87%	1,026	3,779	-73%	6,307	6,508	-3%	13,103	36,596	-64%

Brazil
Brasilia (3)	2,210	4,434	-50%	157	316	-50%	1,595	3,363	-53%	3,962	8,114	-51%	14,772	40,316	-63%	38,579	69,768	-45%
Natal	620	1,098	-43%	28	42	-34%	0	-	-	648	1,140	-43%	4,100	7,064	-42%	5,424	8,607	-37%
Total Brazil	2,831	5,532	-49%	184	358	-48%	1,595	3,363	-53%	4,610	9,254	-50%	18,872	47,380	-60%	44,003	78,375	-44%

Uruguay
Carrasco	0	0	-53%	456	1,002	-54%	2	4	-56%	458	1,007	-54%	14,400	12,943	11%	5,624	11,050	-49%
Punta del Este	0	0	132%	76	135	-44%	-	-	-	76	135	-44%	-	-	-	3,093	4,801	-36%
Total Uruguay	0	0	-10%	532	1,137	-53%	2	4	-56%	534	1,142	-53%	14,400	12,943	11%	8,717	15,851	-45%

Ecuador
Guayaquil	380	904	-58%	490	1,018	-52%	30	36	-15%	900	1,958	-54%	8,466	18,671	-55%	20,235	37,928	-47%
Galápagos	115	273	-58%	1	-	-	-	-	-	115	273	-58%	1,269	2,479	-49%	1,336	3,012	-56%
Total Ecuador	494	1,177	-58%	491	1,018	-52%	30	36	-15%	1,015	2,231	-54%	9,735	21,150	-54%	21,571	40,940	-47%

Armenia
Zvartnots	-	-	-	554	1,252	-56%	-	-	-	554	1,252	-56%	6,628	8,294	-20%	6,185	10,975	-44%
Shirak	-	-	-	28	68	-60%	-	-	-	28	68	-60%	1	-	-	180	400	-55%
Total Armenia	-	-	-	582	1,321	-56%	-	-	-	582	1,321	-56%	6,629	8,294	-20%	6,365	11,375	-44%

Perú
Arequipa	413	913	-55%	6	5	28%	-	-	-	419	918	-54%	532	1,085	-51%	3,378	7,438	-55%
Juliaca	117	219	-47%	0	0	370%	-	-	-	117	219	-47%	174	429	-59%	1,120	1,958	-43%
Puerto Maldonado	74	149	-50%	-	0	-100%	-	-	-	74	149	-50%	156	312	-50%	748	1,440	-48%
Tacna	110	222	-50%	0	0	-50%	-	-	-	110	222	-50%	259	441	-41%	1,087	2,124	-49%
Ayacucho	89	123	-28%	-	-	-	-	-	-	89	123	-28%	62	95	-34%	1,200	1,575	-24%
Total Perú	803	1,626	-51%	6	5	29%	-	-	-	809	1,631	-50%	1,184	2,362	-50%	7,533	14,535	-48%
Total CAAP	10,143	22,704	-55%	5,467	13,747	-60%	1,946	4,125	-53%	17,556	40,577	-57%	128,815	209,479	-39%	207,093	419,599	-51%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% was reassigned on April 1st, 2019. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina. Aircrafts which travel to or from Uruguay are excluded from this resolution.
2)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
3)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Income Statement (in US$ thousands)

	2Q20	2Q19	% Var.	1H20	1H19	% Var.
Continuing operations
Revenue	81,727	412,563	-80.2%	378,865	798,806	-52.6%
Cost of services	(135,530)	(303,070)	-55.3%	(366,935)	(569,365)	-35.6%
Gross (loss) / profit	(53,803)	109,493	-149.1%	11,930	229,441	-94.8%
Selling, general and administrative expenses	(22,957)	(37,150)	-38.2%	(56,827)	(77,695)	-26.9%
Impairment loss	0	0	-	(4,490)	0	-
Other operating income	1,092	4,326	-74.8%	4,635	9,146	-49.3%
Other operating expense	(441)	(143)	208.4%	(853)	(943)	-9.5%
Operating (loss) / income	(76,109)	76,526	-199.5%	(45,605)	159,949	-128.5%
Share of loss in associates	(3,415)	(371)	820.5%	(4,264)	(831)	413.1%
(Loss) / Income before financial results and income tax	(79,524)	76,155	-204.4%	(49,869)	159,118	-131.3%
Financial income	8,692	11,764	-26.1%	17,136	29,019	-40.9%
Financial loss	(48,407)	(12,271)	294.5%	(101,854)	(80,211)	27.0%
Inflation adjustment	(3,200)	(7,175)	-55.4%	(5,081)	(16,365)	-69.0%
(Loss) / Income before income tax expense	(122,439)	68,473	-278.8%	(139,668)	91,561	-252.5%
Income tax	46,653	(13,122)	-455.5%	37,660	(6,292)	-698.5%
(Loss) / Income for the period	(75,786)	55,351	-236.9%	(102,008)	85,269	-219.6%
Attributable to:
Owners of the parent	(55,431)	49,123	-212.8%	(70,531)	84,175	-183.8%
Non-controlling interest	(20,355)	6,228	-426.8%	(31,477)	1,094	-2,977.2%

Balance Sheet (in US$ thousands)

	June 30, 2020	Dec 31, 2019	June 30, 2019
ASSETS
Non-current assets
Intangible assets, net	2,639,299	3,002,121	3,110,291
Property, plant and equipment, net	78,066	79,612	77,340
Right-of-use asset	6,802	8,380	10,213
Investments in associates	5,899	9,929	13,425
Other financial assets at fair value through profit or loss	3,298	3,309	3,352
Other financial assets at amortized cost	2,558	2,494	2,418
Deferred tax assets	112,901	147,475	154,326
Other receivables	110,815	119,954	144,614
Trade receivables	1,209	1,326	1,288
Total non-current assets	2,960,847	3,374,600	3,517,267
Current assets
Inventories	10,592	11,302	7,588
Other financial assets at fair value through profit or loss	18,286	17,341	31,376
Other financial assets at amortized cost	31,652	66,413	10,176
Other receivables	86,725	101,676	92,410
Current tax assets	17,409	10,311	320
Derivative financial instruments	-	27	-
Trade receivables	50,199	104,877	134,440
Cash and cash equivalents	180,226	195,696	221,464
Total current assets	395,089	507,643	497,774
Total assets	3,355,936	3,882,243	4,015,041
EQUITY
Share capital	160,022	160,022	160,022
Share premium	180,486	180,486	180,486
Free distributable reserve	385,055	385,055	385,055
Non-distributable reserve	1,351,883	1,351,883	1,351,883
Currency translation adjustment	(413,574)	(392,101)	(341,668)
Legal reserves	176	176	176
Other reserves	(1,324,844)	(1,324,887)	(1,324,993)
Retained earnings	332,724	403,255	478,331
Total attributable to owners of the parent	671,928	763,889	889,292
Non-controlling interests	383,475	434,725	460,380
Total equity	1,055,403	1,198,614	1,349,672
LIABILITIES
Non-current liabilities
Borrowings	874,126	1,033,221	986,661
Deferred tax liabilities	183,563	233,115	242,283
Other liabilities	657,291	848,410	924,981
Lease liabilities	5,483	5,783	9,416
Trade payables	491	798	1,167
Total non-current liabilities	1,720,954	2,121,327	2,164,508
Current liabilities
Borrowings	266,529	175,123	149,567
Other liabilities	170,723	230,122	213,048
Lease liabilities	1,667	3,144	1,642
Current tax liabilities	660	5,156	8,532
Derivative financial instruments	140	-	405
Trade payables	139,860	148,757	127,667
Total current liabilities	579,579	562,302	500,861
Total liabilities	2,300,533	2,683,629	2,665,369
Total equity and liabilities	3,355,936	3,882,243	4,015,041

Statement of Cash Flow (in US$ thousands)

	June 30, 2020	June 30, 2019
Cash flows from operating activities
(Loss) / Income for the period	(102,008)	85,269
Adjustments for:
Amortization and depreciation	104,924	95,259
Deferred income tax	(37,562)	(39,248)
Income tax accrued	(98)	45,540
Share of loss in associates	4,264	831
Impairment loss	4,490	-
Gains on disposals of property, plant and equipment	(11)	-
Unpaid concession fees	29,802	30,116
Low value, short term and variable lease payments	(753)	(1,278)
Changes in liability for concessions	23,593	46,868
Interest expense	39,569	46,210
Other financial results, net	(5,450)	(20,650)
Net foreign exchange	26,674	(20,862)
Other accruals	95	1,146
Inflation adjustment	9,129	24,921
Acquisition of Intangible assets	(73,909)	(167,829)
Income tax paid	(11,106)	(29,418)
Changes in working capital	(13,878)	(99,956)
Net cash provided by operating activities	(2,235)	(3,081)
Cash flows from investing activities
Cash contribution in associates	(655)	(3,179)
Acquisition of other financial assets	(5,161)	(4,321)
Disposals of other financial assets	40,106	42,229
Purchase of Property, plant and equipment	(4,039)	(8,817)
Acquisition of Intangible assets	(211)	(411)
Loans with related parties	-	3,672
Advance payments of Property, plant and Equipment	11	(766)
Other	(650)	650
Net cash provided by investing activities	29,401	29,057
Cash flows from financing activities
Proceeds from borrowings	44,071	36,612
Release of guarantee deposits	(730)	-
Leases payments	(1,974)	(2,772)
Loans paid	(38,938)	(32,631)
Interest paid	(26,191)	(40,475)
Debt renegotiation expenses	(7,748)	-
Debt renegotiation premium	(4,670)	-
Dividends paid	-	(7,992)
Net cash used in financing activities	(36,180)	(47,258)
Decrease in cash and cash equivalents	(9,014)	(21,282)
Movements in cash and cash equivalents
At the beginning of the period	195,696	244,865
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents	(6,456)	(2,119)
Decrease in cash and cash equivalents	(9,014)	(21,282)
At the end of the period	180,226	221,464